




2005 ANNUAL REPORT

LETTER TO SHAREHOLDERS

FORM 10-KSB

FINANCIAL STATEMENTS

PROXY STATEMENT

A leading provider of proven sales and profit-building solutions for dealers in the manufactured equipment markets



Brian E. Dearing
Chairman and Chief
Executive Officer

FY2005 was another banner year for ARI.

Profits more than doubled, cash flows remained strong with EBITDA of $3.0 million, debt was paid down by another $1.0 million and we now have more cash than debt, our dealer customer base passed the 30,000 mark, and recurring revenues from our North American business in the Equipment Industry increased 8%. Your Company was recognized with three awards for technological innovation, quality of work life, and sheer persistence and chutzpah. And the stock price nearly doubled.

But the real story is not in those numbers or awards – impressive though they may be.

The real story is $250,000.

That's the amount of new business we generated from Dealer Marketing Services last year. This result is just the beginning of what we expect over time from our strategic growth initiatives. Last year, it represented less than 2% of our business, but it is the seed from which we expect renewed growth to sprout.

Because revenue growth is such a pivotal element of our strategy, I have chosen to take a somewhat different approach to this year's annual letter. Rather than reporting on the music behind the numbers for last year, I will focus on the four elements of our growth strategy going forward and share with you how last year's results fit in with and provide a springboard for that growth strategy.

Our growth strategy is very simple: sell new products to our large number of satisfied dealer customers. To do that, we are focused on four initiatives for FY2006:

1. **Maintain and Enhance our leadership in our Base Catalog Business –** If we're going to sell more to our current customers, it's very important that they continue to be happy with what they buy from us today.
2. **Develop the Dealer Marketing Services Business –** The Number One desire of our dealer customers for new products is "help with marketing and sales."
3. **Establish a Dealer-Direct Business Model for Europe** – To make our "sell more products to dealers" strategy work in Europe, we must sell and support our customers directly, rather than exclusively through resellers.
4. **Pursue Selected Synergistic Acquisitions** – To grow faster, we need to acquire businesses that add customers, products, and talent to the ARI family.

Dealer Marketing Services: Four Proven Sales Solutions

The Dealer Marketing Services (DMS), ARI's newest product area, was expanded during FY 2005. DMS is designed to help ARI's primary customer base of manufactured equipment dealers better market their businesses using four proven sales solutions:

WebsiteSmart™. New additions have been made to our template-based website creation solution. WebsiteSmart now includes flash animation for an even more finished, professional looking site. In addition, TrafficSmart™ enhances a dealer's website for better search engine rankings, making it easier for customers to find a dealer's website using the major search engines and directories (Google, Yahoo and DMPZ.org).

Automatic Website Content Management. Two new solutions have been added to WebsiteSmart as add-ons.

- ***WeatherSmart™*** Based on 10-day National Weather Service forecasts WebsiteSmart is automatically updated with Weather Alerts (rain, snow, high winds, etc) and displays products and promotions that reflect weather changes.
- ***SeasonSmart™*** Automatically updates WebsiteSmart banners, products and promotions based on the season of the year - up to four times each year.

Solutions to Extend Customer Reach using direct mail and email

- ***ARI MailSmart™*** Dealers have the choice of more than 12 proven templates to select from, including Customer Appreciation, Holiday, Seasonal Offers, Website Promotion and more. ARI MailSmart™ makes it possible for dealers to cost-effectively and efficiently reach customers and prospects with individually tailored messages.
- ***eMailSmart™*** A year-round program of email messages, including 4 special offers and four newsletters, is automatically sent out to customers who have provided dealers with their email addresses. In addition, eMailSmart can automatically alert customers to WeatherSmart alerts.

Proven Sales Solution Consultants. The same team of DMS consultants who worked with our Showcase and Benchmark dealers are now working with other dealers to create an integrated marketing program to improve sales and profits.

Electronic Parts Catalogs: A Solid Base of Business

Last year, your Company undertook a number of activities to help keep our market-leading electronic parts catalog business vibrant. Probably the most significant was our investment in new product development. The next generation of PartSmart®, the world's most popular parts lookup system for non-automotive equipment dealers, has been under development for more than a year. Field testing of PartSmart 8.0 began in late spring and the full product is scheduled for release this month. The new release includes incremental catalog updating via the Internet, a new user interface, and a host of new features and usability improvements.

We also entered the Ag Equipment business, a relatively new vertical market for us, with key wins at Unverferth, MacDon, Kioti, Miller-St.Nazianz, Mahindra, and Great Plains/Land Pride.

As testimony to the continued value of our catalogs to dealers, renewals remained steady at 88% of dealer subscriptions.

Dealer Marketing Services: Giving Dealers What They Want

Our entry into the category of Dealer Marketing Services is a well-planned response to the unmet needs of our dealers. When we asked our customers what additional products and services they would like us to provide, the number one answer was "help with marketing and sales." We listened, delivered, and our customers bought more than $250,000 worth of WebsiteSmart™ and ARI MailSmart™ services from us last year.

During the year, we sponsored a "prove it to me" series published by *Power Equipment Trade*, a prominent monthly magazine in the Outdoor Power Industry, in which one of our dealers, Otto Paap Company of Franksville, WI, was followed closely over 12 months as they adopted new technology in their dealership. The results were striking: unit sales on brands targeted by marketing campaigns (website, e-mail, direct mail) were up over 39%, despite the driest season in decades. (Incidentally, PartSmart also saved them over $35,000 in labor costs.)

At least one other important hypothesis has been borne out in this young business unit: that the ARI brand matters. In a recent survey, more than half of the WebsiteSmart customers indicated that at least part of the reason they bought is that the product came from ARI.

And now we are taking it to the next level. We've added shopping cart capabilities like real-time shipping calculation, new templates aimed at "jazzing up" the appearance of our dealer's websites, e-mail marketing, and automated content management services that respond to the dealer's season and the near-term weather forecast for the dealer's geographical business area. We've created a dedicated cross-functional team within the company to focus on this new business, now that its promise has been demonstrated.

Dealer-Direct in Europe: A Solid Base of Business

Last year, Europe was a big disappointment. The European business shrank by almost $400,000 or 29%, canceling more than half of the 6% growth in North American business overall, and eclipsing the new business from Dealer Marketing Services. This sorry state of affairs was attributable to an incomplete strategy: we were selling to manufacturers, but not to dealers. Not only were we then unable to leverage the dealer base to sell additional catalogs – and future products – but we were at the mercy of IT departments at the OEMs, who are sometimes more attuned to the latest technology buzzwords than they are to the real needs of their dealers. We lost a couple of significant accounts because the manufacturer decided to go in-house – despite the fact that we

Turning Technology into Sales and Profits

Over the last 12 months, ARI worked with Otto Paap Company of Franksville, WI, along with Ariens Company, Briggs & Stratton Power Products, Husqvarna, Charter Software, North American Equipment Dealers Association (NAEDA), Outdoor Power Equipment Institute (OPEI) and Power Equipment Trade magazine to document the savings and revenue improvements that technology can bring to dealers. And, we did it!

As Todd Hansen, general manager of Otto Paap, put it "What a year. A lot of technology. A lot of changes. And a lot of great results."

The results:

- Sales are up 14.48%, compared to the same period a year ago.
- Unit sales are up 39.76% on brands (Ariens, Husqvarna, eXmark) for which specific website, direct mail and email campaigns were implemented.
- Accounts receivables were down 44%, even though sales increased.
- Parts margins are up 13.9%, adding approximately $62,550 to the bottom line on an annual basis.
- Billable time for Otto Paap's main service technician is up 21%, and the other technician is up 11%, adding approximately $41,600 to the bottom line.
- Average time for parts lookup has gone from five minutes with fiche or catalogs to only 20 seconds with PartSmart, resulting in a savings of over $35,000 in labor costs.

And those improvements came about in only 12 months, during a year that was marked by the worst drought in Southeastern Wisconsin history in 27 years.

As a result of this successful project, our sales team is armed with proven results that can be used to demonstrate the value of our suite of sales and profit-building solutions. To supplement the series of articles that appeared in *Power Equipment Trade* (PET) magazine, a video of Todd Hansen, the Otto Paap team, vendors and customers sharing their comments about the changes and improvements that have taken place over the last 12 months was created and is available on our website.

What's next for Otto Paap? We'll be providing Otto Paap with our new solutions - improved WebsiteSmart™, WeatherSmart™, SeasonSmart™ and eMailSmart™ - and PET will report on the results.

As a direct result of our success in the Outdoor Power Industry, *Powersports Business* magazine has agreed to work with us on similar a project over the next 12 months. We are currently in the process of selecting the OEM, business system and industry participants. We're excited about this opportunity to document how our solutions can help increase sales and profits in the Power Sports Industry as well.

2005: A Year of Recognition and Awards

Not only was this a financially successful fiscal year, it was a year in which ARI's talent, hard work and dedicated employees were recognized by three awards.

Technical Knock-Out Award In April, 2005 we received one of eInnovate's 2005 Technical Knock-Out (TKO) Awards. The award, sponsored by eInnovate, We Energies, the Business Journal and a group of technology professionals, was created to recognize Southeastern Wisconsin's most promising and innovative tech companies. More that 500 tech-related companies in Southeastern Wisconsin were considered, and three TKO Awards were given.

"ARI is an exceptional company that deserves to be recognized and celebrated for its innovative products, dedication to its customers' needs and persistence through adversity," said Trevor D'Souza, managing director of Mason Wells BioMedical Fund I and a member of the 2005 TKO Selection Committee.

IQ (Innovation Quotient) Award In May, 2005, we were presented an IQ Award by *Small Business Times* magazine and the Wisconsin Technology Council. ARI received the award in the Technology/Internet category, and selected from dozens of award nominations submitted to *Small Business Times*. The IQ Awards, which were presented in 10 categories, were judged by an independent panel of Wisconsin business executives.

"ARI exemplifies the spirit of the IQ Awards. Innovation is a part of daily life within ARI, which has grown from a start-up firm into a publicly traded company with major clients across Wisconsin and beyond," said Tom Still, president of Wisconsin Technology Council.

Beyond the Paycheck Award. In August, 2005, we received an Beyond the Paycheck Award from The *Business Journal Serving Greater Milwaukee*. ARI was one of 24 local businesses in the Milwaukee area to be recognized. ARI was selected based on the results of employee surveys covering 10 categories including team and manager effectiveness, alignment with goals and retention.

"We congratulate ARI for its commitment to assessing and improving itself as an employer. This award showcases local businesses that have one thing in common - creativity and the foresight to develop a workplace that their employees rave about," said Mark Sabljak, publisher of *The Business Journal*.

believe the dealers were happy with our product.

Things are very different now.

In June, we opened an office in Alphen aan den Rijn, The Netherlands, and staffed it with 10 full-time-equivalent sales and service professionals who support our 8,500 European dealer customers in 11 different languages. We have taken over direct support of the Briggs & Stratton service network, which includes 4,350 dealers in 55 countries. Early response from the dealers and manufacturers has been very good: dealers now have a catalog supplier "on the ground" with great products that "speaks their language."

Strategic Acquisitions: A Key Growth Accelerator

ARI has a core competency in identifying, selecting, negotiating, and integrating business acquisitions. We have considered literally hundreds of targets on two continents in multiple product and market sectors and have consummated 5 business combinations and 1 technology acquisition over the past decade. In each case, we were able to grow the business we acquired – not just add it to the current business.

Our objective is to be the "acquirer of choice" for businesses that would fit well strategically with ARI. This requires a long view: some of the deals we completed in the past took several years. Our strategy with acquisitions is to broaden and deepen what we have organically, not tack on an ill-fitting piece.

Unfortunately, we cannot control the timing of any specific deal or even choose any specific deal. We must cast a broad net and be patient. I can assure you that we are indeed doing that, and I will be surprised if we do not see an accretive transaction before the end of FY2006.

Summary: A Return to Growth

On August 1, 2006, ARI will begin its 25th Anniversary year. Your Company has grown and changed since its founding as an information provider to the Agribusiness Industry. Today we are profitable and cash flowing, with 30,000 happy customers using our products each and every business day.

But we are not content to rest on our laurels. We are excited about the emerging opportunity to add additional products for our customers that will improve their businesses – and ours.

As we enter a period of renewed growth, please accept my personal and heartfelt thanks for your support up to this point. We look forward to delivering on the promise of growth in FY2006.



Brian E. Dearing
Chairman of the Board of Directors
and Chief Executive Officer
November 1, 2004

Statements in this letter include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. The forward-looking statements can generally be identified by words such as "believes," "anticipates," "expects" or words of similar meaning. Forward-looking statements also include statements relating to the Company's future performance, such as future prospects, revenues, profits and cash flows. The forward-looking statements are subject to risks and uncertainties, which may cause actual results to be materially different from any future performance suggested in the forward-looking statements. Such risks and uncertainties include those factors described under "Forward Looking Statements Disclosure" in Exhibit 99.1 of the Company's annual report on Form 10-K for fiscal year ended July 31, 2004 filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements. For more information, please refer to the Company's filings with the Securities and Exchange Commission.

FINANCIAL HIGHLIGHTS

(Dollars in thousands except per share items)

	2005	2004	2003	2002	2001
Earning Information					
Revenues	$ 13,661	$ 13,439	$ 12,617	$ 13,863	$ 15,777
Net income (loss)	2,815	1,055	(1,348)	188	(13,025)
Fully diluted net income (loss) per share	$ 0.42	$ 0.17	$ (0.21)	$ 0.03	$ (2.11)
Cash Flow Information					
Net cash provided by (used in) operating activities before changes in working capital	$ 2,781	$ 2,652	$ 1,584	$ 3,034	$ 401
Net cash provided by (used in) investing activities	(1,503)	(818)	(687)	(1,058)	(1,977)
Net cash provided by (used in operating and investing activities before changes in working capital	$ 1,278	$ 1,834	$ 897	$ 1,976	$ (1,576)
EBITDA	2,994	2,976	1,626	3,458	(6,743)
Year End Cash Balance	$ 3,651	$ 3,357	$ 2,120	$ 879	$ 313



REVENUES
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
2001
2002
2003
2004
2005
Catalog Related North America
Catalog Related Non-North America
Other Manufactured Equipment
Other Markets



EBITDA
$4,000
$2,000
$-
$(2,000)
$(4,000)
$(6,000)
$(8,000)
2001
2002
2003
2004
2005
EBITDA Restructure
EBITDA EBITDA



Earn/Burn Rate
$4,000
$3,000
$2,000
$1,000
$-
$(1,000)
$(2,000)
2001
2002
2003
2004
2005
Cash provided by Operations b/f WC Changes
Cash used in Investing



Catalog Revenues
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
2001
2002
2003
2004
2005
Recurring
Non-recurring



NET INCOME
$4,000
$2,000
$-
$(2,000)
$(4,000)
$(6,000)
$(8,000)
$(10,000)
$(12,000)
$(14,000)
2001
2002
2003
2004
2005
Restructure
Net income (loss)

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2005

( ) TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number 000-19608

ARI Network Services, Inc.
(Name of small business issuer in its charter)

WISCONSIN	39- 1388360
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

11425 W. Lake Park Drive, Milwaukee, Wisconsin 53224
(Address of principal executive office)

Issuer's telephone number (414) 973-4300

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:
Common Stock, par value $0.001 per share
(Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past twelve months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

YES ✓ NO

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this Form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.[ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES NO ✓

Issuer's revenues for the most recent fiscal year. $13,661,000

As of October 21, 2005, the aggregate market value of the Common Stock held by non-affiliates (based on the closing price on the NASDAQ bulletin board) was approximately $10.6 million.

As of October 21, 2005, there were 6,148,264 shares of the registrant's shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement, to be filed with the Securities and Exchange Commission no later than 120 days after July 31, 2005, for the 2005 Annual Meeting of Shareholders are incorporated by reference in Part III hereof.

Transitional Small Business Disclosure Format (check one).
YES NO ✓

ARI Network Services, Inc.

FORM 10-KSB
FOR THE FISCAL YEAR ENDED JULY 31, 2005
INDEX

PART I - FINANCIAL INFORMATION

PART II - OTHER INFORMATION

PART III - OTHER INFORMATION

Item 1. *Description of Business*

Business Overview

ARI Network Services, Inc. (the "Company" or "ARI") is a leading provider of electronic parts catalogs and related technology and services to increase sales and profits for dealers in the manufactured equipment markets. We focus our sales and marketing on the U.S., Canadian, European and Australian manufactured equipment industry (the "Equipment Industry"), providing direct sales and service in North America and operating through a combination of direct sales and service and value-added sales and service agents elsewhere. Sales in these markets are driven by dealers' and other servicing agents' need for technical parts and service information needed to perform repair, warranty, and maintenance services, as well as to reduce operating costs and increase sales. The Equipment Industry is made up of separate sub-markets in which the manufacturers often share common distributors, retail dealers and/or service points. These sub-markets include: outdoor power, power sports, motorcycles, agricultural equipment, recreation vehicles, floor maintenance, auto and truck parts aftermarket, marine, construction, and others. By "Equipment" we mean capital goods which are repaired rather than discarded when broken and for which the repairs are generally performed by a distributed network of independent dealers and/or repair shops. The Equipment Industry has been a growing percentage of our revenue over the past three years, representing 96% of fiscal 2005 revenue. We expect the Equipment Industry to continue to be the Company's largest Industry in fiscal 2006, and expect to expand into other sub-markets within the Equipment Industry which have similar business needs.

Our products and services enable Equipment Industry dealers to automate business communications with the manufacturers and distributors whose products they sell and service. We supply three types of software and services: (i) robust Web and CD-ROM electronic parts catalogs, (ii) marketing services, including technology-enabled direct mail and (iii) a template-based website service, and transaction services. The electronic cataloging products and services enable partners in a service and distribution network to look up electronically technical reference information such as illustrated parts lists, service bulletins, price files, repair instructions and other technical information regarding the products of multiple manufacturers. Marketing services help a dealer increase revenue. For example, the template-based website service makes it easy for a dealer to create a professional web presence and optionally to conduct electronic business with its customers. The transaction services allow the dealers to exchange electronic business documents such as purchase orders, invoices, warranty claims, and status inquiries with the manufacturers and distributors who supply them. Our products and services use the Internet for data transport and a combination of the World-Wide Web and CD-ROM technology for user interfaces and data presentation. At this time, the primary product line is electronic catalogs; the other products leverage our position in the catalog market. We expect that dealer marketing services will represent a larger percentage of revenues over time, as management attention is focused in this area.

Our sales and marketing activities are focused primarily on dealers, distributors and/or service points directly and, to a lesser extent, on Equipment Industry manufacturers that sponsor our products and services to their dealers, distributors and/or service points. Using direct sales, we sell additional dealers, additional databases to existing dealer customers and additional products (such as WebsiteSmart™) for existing customers. These products are used by dealers to save time and money, as well as to increase revenues. We believe that the implementation of our products can reduce internal costs for manufacturers and increase loyalty and productivity in the service and distribution network as well as end-customer satisfaction. In addition to software licenses and support services, a typical implementation for a given manufacturer will involve professional services for project management, software customization and continuing catalog updates.



An important aspect of our business is the relationships we have developed with over 85 dealer business management system providers through our COMPASS Partners™ program. A dealer business management system is used to manage inventory, maintain accounting records, bill customers and focus marketing efforts. Our software's ability to interface with these systems provides the dealer with a more robust, informative, and cost-effective solution. It also differentiates us from competitors.

As part of our historical business practice, we continue to provide electronic transaction services to the U.S. and Canadian agribusiness industry, which accounted for 4% of our total revenue in fiscal 2005.

No single customer accounted for 10% or more of our revenues in fiscal 2005.

The following table sets forth certain Catalog, Customer and Subscription information by region derived from the Company's financial and customer databases. The number of distinct distributors and dealers is estimated because some subscriptions are distributed by third parties (including manufacturers), which may or may not inform ARI of the distributors and/or dealers to which the subscription is distributed and therefore, comparisons to prior periods may or may not be indicative of business trends.

Catalog, Customer and Subscription Information by Region

	Catalogs	Distinct Manufacturers	Subscriptions	Distinct Distributors (Estimated)	Distinct Dealers (Estimated)
As of July 31, 2005:					
North America	79	59	74,846	98	21,763
Non-North American	72	11	12,987	34	8,547
Included in both Regions	(63)	0	0	0	0
Total	88	70	87,833	132	30,310
As of July 31, 2004:					
North America	71	52	70,859	112	19,094
Non-North American	69	8	17,670	17	8,717
Included in both Regions	(62)	0	0	0	0
Total	78	60	88,529	129	27,811
Variance:					
North America	8	7	3,987	(14)	2,669
Non-North American	3	3	(4,683)	17	(170)
Included in both Regions	(1)	0	0	0	0
Total	10	10	(696)	3	2,499

"Catalog" = A separately sold and/or distributed parts catalog. A manufacturer may have more than one catalog. More than one brand or distinct product line may be included in a catalog.

"Distinct Manufacturer" = A single independent manufacturer, not owned by another manufacturer, served by ARI. Distinct manufacturers are included in the region they most serve even if they have catalogs in both regions.

"Subscription" = A single catalog subscribed to by a single dealer or distributor. A dealer or distributor may have more than one subscription.

"Distinct Distributor" = A single independent distributor, not owned by another distributor, served by ARI. A distributor generally buys from manufacturers and sells to dealers.

"Distinct Dealer" = A single independent servicing dealer, not owned by another dealer, served by ARI.

Our executive offices are located at 11425 West Lake Park Drive, Milwaukee, Wisconsin 53224-3025 and our telephone number at that location is (414) 973-4300. ARI is a Wisconsin corporation, incorporated in 1981. We maintain a website at http://www.arinet.com, which is not part of this report.

Mission and Strategy

Our mission is to be the leading provider of electronic parts catalogs and related technology and service to increase sales and profits for dealers in selected manufacturing industry segments, primarily those with shared distribution channels and service networks. Our vision is that whenever a dealer in one of our target markets accesses technical parts and service information electronically from manufacturer or distributor, it will use at least some of our products and services to do so. To achieve this vision, our strategy is to concentrate on a few vertical markets, and to be the leading provider of electronic catalog products and services in those markets. After establishing a position in a market, we will then bring other products and services to bear – such as dealer marketing services - in order to expand our presence and solidify our competitive position. Our goal is to provide a complete array of high-quality electronic catalog and related software and services that industry participants will adopt and use effectively.

During fiscal 2006, the Company is focused on four growth initiatives: (i) maintaining and enhancing the current base of catalog business; (ii) growing the dealer marketing services business; (iii) changing to a dealer-direct business model in Europe; and (iv) making selected synergistic acquisitions.

To maintain and enhance the current base of catalog business, we are seeking to maintain a renewal rate of 88% on dealer catalog subscriptions and selling new catalogs and dealers at a rate sufficient to replace the revenue from non-renewing subscriptions, or to increase it slightly. We believe that we are highly penetrated in our two primary markets (Outdoor Power and Power Sports) both in terms of dealers and catalog titles, but there are opportunities for some additional growth in related markets (such as Agricultural Equipment).

Our primary new product initiative in North America is dealer marketing services, which includes WebsiteSmart, ARI MailSmart, and additional products to be introduced in fiscal 2006, including EMailSmart and automated website content management services, including WeatherSmart and SeasonSmart. These products respond directly to our dealer customers' desire for assistance from a trusted partner like ARI in marketing and selling to their customers and prospects. We are investing in additional sales and marketing resources, as well as in product development to support this initiative.

In Europe, our focus is on shifting from a business model in which we sell only indirectly to dealers through manufacturers, distributors, or value added resellers to a business model in which we sell and support dealers directly in their native languages. During the second half of fiscal 2005, we opened an office in Alphen, The Netherlands, and staffed it with approximately 10 employees. Through a combination of direct selling and unbundling our current indirect business relationships, we expect to reverse the decline in European revenues and position ourselves for growth in the future by introducing additional products – including dealer marketing services – to European dealers. We have invested in sales and marketing staff in Europe, and expect to invest in product development as well in support of this initiative.

Finally, we continue to seek acquisitions that will solidify or accelerate our market position in both the catalog and dealer marketing services markets.

Products and Services

We offer three basic kinds of services to our customers in the Equipment Industry: (i) *electronic catalogs* for publishing and viewing technical reference information about the equipment, (ii) *dealer marketing services,* including template-based website services which allow a dealer to create a website using a series of templates and (iii) *electronic communications* for exchanging documents such as purchase orders, invoices, and warranty claims.



The following table shows the software products and services that we offer, a brief description of the products and the industries where they are currently in use.

ELECTRONIC CATALOG PRODUCTS AND SERVICES		
Product or Service	**Description**	**Primary Industry/Market**
PartSmart®	Electronic parts catalog for equipment dealers	Equipment - all sub-markets except RV
EMPART*web*™	Web based electronic parts catalog based upon the EMPART database technology	Equipment - all sub-markets
EMPART*web ASP*	Electronic parts catalog viewing software offered as a hosted service	Equipment - all sub-markets
EMPART*web*™ Shopping Cart	Add-on product to Empart*web* that facilitates order taking from the catalog	Equipment - all sub-markets
EMPART XML Export™ Module	Add on product to EMPARTpublisher that facilitates the creation of a file of parts and related information for use in EMPART PDF Catalog Composer Module.	Equipment – all sub-markets
EMPART PDF Catalog Composer™ Module	Add on product to EMPARTpublisher that facilitates the creation of a parts manual, price sheet or other parts-related publications in the Adobe Acrobat format for printing, electronic distribution or online display.	Equipment – all sub-markets
Electronic publishing services	Project management, data conversion, editing, production, and distribution services for manufacturers who wish to outsource catalog production operations	Equipment - all sub-markets
EMPART*publisher*™	Electronic parts catalog creation software used to produce catalogs for viewing on EMPART*web*, PartSmart, and EMPART*viewer*	Equipment - all sub-markets
Gardenpoint.com™/ EMPART*web*™ Portal	Integrated multi-manufacturer catalog and ordering system for the web	Equipment - all sub-markets
EMPART*viewer*™	Electronic parts catalog viewing software	Equipment - RV
Professional services	Project management, software customization, roll-out management, and help desk support services	Equipment - all sub-markets

DEALER MARKETING SERVICES		
Product or Service	**Description**	**Primary Industry/Market**
WebsiteSmart™	Template-based software to create customized dealer websites and conduct business electronically. Includes optional shopping cart.	Equipment - outdoor power, power sports
ARI MailSmart™	Template-based direct mail solution that enables users to cost-effectively and efficiently reach customers and prospects with customized messages	Equipment – all sub-markets
eMailSmart™	Template-based email solution that enables users to stay in touch with customers through special offers and a quarterly newsletter.	Equipment - all sub-markets
WeatherSmart™	Add on solution to WebsiteSmart that automatically updates a dealer's website with Weather Alerts and displays products and promotions that reflect weather changes. Combined with eMailSmart, customers can automatically be alerted of weather-related specials.	Equipment – all sub-markets
SeasonSmart™	Add on solution to WebsiteSmart that automatically updates banners, products and promotions based on customer seasonality	Equipment – all sub markets
ServiceSmart™	Provides alerts for required maintenance, creates work orders and adjusts on-hands parts inventory	Equipment – all sub markets

ELECTRONIC COMMUNICATIONS PRODUCTS AND SERVICES		
Product or Service	**Description**	**Primary Industry/Market**
TradeRoute®	Document handling and communications for product ordering, warranty claims and other business documents	Equipment - Outdoor power and RV
WarrantySmart™	Web-based end-to-end warranty claims processing system that enables dealers, distributors and manufacturers to streamline product registration and warranty claim submission and processing, as well as check claim status online.	Equipment – all sub-markets

As part of our historical business practice, we continue to provide electronic transaction services to the U.S. and Canadian agribusiness industry. These products and services represented approximately 4% of our fiscal 2005 revenue and are expected to continue to be a declining percentage of the Company's total revenue over time because we expect out growth to come from the Equipment Industry.

Acquisitions

Since December 1995, ARI has had a business development program aimed at identifying, evaluating and closing acquisitions which augment and strengthen our market position, product offerings, and personnel resources. Since the program's inception, five completed acquisitions have resulted.



The following table shows selected information regarding these acquisitions:

Acquisition Date	Acquired Company and Location	Description of Acquired Business
November 4, 1996	cd*.IMG, Inc. ("CDI") New Berlin, WI	CDI developed the Plus[1]® electronic parts catalog which featured parts information from over 20 manufacturers in the outdoor power, marine, motorcycle and power sports industries and was replaced with the Partsmart electronic catalog.
September 30, 1997	Empart Technologies, Inc. ("EMPART") Foster City, CA	EMPART provided us with the EMPART*publisher* and EMPART*viewer* software.
September 15, 1998	POWERCOM-2000 ("POWERCOM"), a subsidiary of Briggs & Stratton Corporation Colorado Springs, CO	POWERCOM provided electronic catalog and communication services to a number of manufacturers in North America, Europe, and Australia in the outdoor power, power tools, and power sports industries.
May 13, 1999	Network Dynamics Incorporated ("NDI") Williamsburg, VA	NDI provided us with the PartSmart electronic catalog which was used by over 10,000 dealers to view catalogs from 50 different manufacturers in 6 sectors of the Equipment Industry.
October 27, 2003	VertX Commerce Corporation ("VertX") San Diego, CA	VertX provided us with the WebsiteSmart™ template-based software to create customized dealer websites.

Competition

Competition for ARI's products and services in the Equipment Industry varies by product and by sub-market. No single competitor today competes with us on every product in each of our targeted vertical Equipment Industry sub-markets. In electronic catalog software and services, the largest direct competitor is ProQuest, which offers electronic service catalogs in the motorcycle, marine, outdoor power and auto markets. In addition, there are a variety of small companies focused on specific industries. Many of the smaller companies may also represent acquisition targets for us. There are also other companies that provide more general catalog services such as Stibo, Pindar, IHS, Saqqara Systems, Inc. and Requisite Technology, Inc. that may in the future directly compete with us in our target markets. In addition, there are also a number of larger companies which have targeted Web-based catalogs for procurement, such as Ariba, and i2 Technologies, Inc., which could expand their offerings to address the needs of our markets and become competitors in the future. WebSite Smart™ has many competitors, including PowerSports Network, Inc., 50 Below, and many internet service providers. In the communications part of our business, the primary competition comes from in-house information technology groups who may prefer to build their own Web-based proprietary systems, rather than use our industry-common solutions. ProQuest also offers a communication solution. There are also large, general market e-Commerce companies like SBC Communications, Inc., which offer products and services which could address some of our customers' needs. These general e-Commerce companies do not typically compete with us directly, but they could decide to do so in the future. These companies may also represent alliance partner opportunities for us. In addition, as in the catalog side of our business, there are a variety of small companies focused on specific industries which compete with us and which may also represent acquisition targets. Another potential source of competition in the future is the group of companies attempting to build so-called "net communities," such as Chemdex or VerticalNet, which could expand their offerings to target our served markets. In addition, companies focused on asset management or post-sales services, such as Servigistics, could expand their offerings and enter our markets; these companies may also represent alliance partner candidates. Finally, given the current pace of technological change, it is possible that as yet unidentified well-capitalized competitors could emerge, that existing competitors could merge and/or obtain additional capital thereby making them more formidable, or that new technologies could come on-stream that could threaten our position.

ARI's primary competitive advantages are (i) our focus on our target markets and the industry knowledge and customer relationships we have developed in those target markets, (ii), our robust electronic parts catalog software products, and (iii) our relationships with over 85 dealer business management system providers. When combined with products and services that are designed for our targeted industries, we believe that our competitive advantages will enable us to compete effectively and sustainably in these markets.

Employees

As of October 15, 2005, we had 89 full-time equivalent employees. Of these, 14 are engaged in maintaining or developing software and providing software customization services, 26 are in sales and marketing, 15 are engaged in catalog creation and maintenance or database management, 27 are involved in customer implementation and support and 7 are involved in administration and finance. None of these employees is represented by a union.

Item 2. *Description of Properties*

ARI occupies approximately 17,000 square feet in an office building in Milwaukee, Wisconsin, under a lease expiring June 30, 2009. This facility houses our headquarters and computer server room. In Colorado Springs, Colorado, we occupy approximately 5,500 square feet of office space under a lease expiring January 31, 2006. In Williamsburg, Virginia we occupy approximately 5,100 square feet of office space under a lease that expires October 1, 2009.

Item 3. *Legal Proceedings*

We are not a party to any material legal proceedings.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

Executive Officers of the Registrant

The table below sets forth the names of ARI's executive officers as of October 15, 2005. The officers serve at the discretion of the Board.

Name	Age	Capacities in Which Service
Brian E. Dearing	50	Chairman of the Board, CEO and President
Timothy Sherlock	53	CFO, Secretary, Treasurer and Vice President of Finance
John C. Bray	48	Vice President of Business Development
Michael E. McGurk	57	Vice President of Technology Operations
Frederic G. Tillman	43	Vice President of Technology Development and Electronic Publishing
Jeffrey E. Horn	43	Vice President of North American Sales

Brian E. Dearing. Mr. Dearing has been Chief Executive Officer and President and a director since 1995 and Chairman of the Board of Directors since 1997. Prior to joining ARI, Mr. Dearing held a series of electronic commerce executive positions at Sterling Software, Inc. in the U.S. and in Europe. Prior to joining Sterling in 1990, Mr. Dearing held a number of marketing management positions in the EDI business of General Electric Information Services from 1986. Mr. Dearing holds a Masters Degree in Industrial Administration from Krannert School of Management at Purdue University and a BA in Political Science from Union College.

Timothy Sherlock. Mr. Sherlock was appointed Chief Financial Officer and Vice President of Finance in March 2001, Secretary in May 2001 and Treasurer in December 2002. Prior to joining ARI, Mr. Sherlock was CFO and vice president of finance and administration for Catalyst International, Inc., a warehouse management software specialist. Before joining Catalyst in 1999, he held a series of progressively more responsible finance positions at Rennaissance Learning, a leading educational software firm based in Wisconsin Rapids, Wis. culminating in his appointment as vice president, secretary and CFO. His early career included a variety of financial management positions at Cray Research, Inc., Eagan, Minn., from 1983 to 1995. Mr. Sherlock, a Certified Public Accountant, received a BA in business administration from the College of St. Thomas, St. Paul, Minn.

John C. Bray. Mr. Bray was appointed Vice President of Sales in September 1996 then became Vice President of New Market Development in March 2002 and Vice President of Business Development in June 2003. Prior to joining ARI, Mr. Bray was Manager of Global Internet Sales and Consulting at GE Information Services in Rockville, Maryland. Before joining GE, Mr. Bray had a six year sales career at AT&T, culminating in his appointment as Regional Vice President of Sales for AT&T's EasyLink Services, marketing electronic commerce services. He holds a BA in marketing from the University of Iowa.

Michael E. McGurk. Mr. McGurk was appointed Vice President of Technology in January 1997 and became Vice President of Technology Operations in August 1999. Prior to joining ARI, Mr. McGurk developed and operated a large format printing services business for customers involved in business process re-engineering projects. Before opening the printing service, Mr. McGurk had a twelve year career in information technology management at various divisions of General Electric, including GE Medical Systems, GE Corporate and GE Aircraft Engines. Mr. McGurk's early career included sales and technology positions at Cullinet and CinCom Systems. Mr. McGurk holds an MBA and BS from Miami University in Ohio.

Frederic G. Tillman. Mr. Tillman was appointed Vice President of Technology Development in August 1999 and Vice President of Electronic Publishing in September 2005. He joined ARI in September 1998 as part of the acquisition of Powercom where he had been Vice President of Software Development. Prior to joining Powercom in May 1998, Mr. Tillman was Director of New Product Development for ADAC Healthcare Information Systems in Houston, Texas, a producer of information systems for hospital laboratories and radiology departments. Before joining ADAC in 1990, Mr. Tillman spent six years at General Dynamics as a software engineer. Mr. Tillman holds an MBA from Texas Christian University and a BS in Computer Science from Oklahoma State University.

Jeffrey E. Horn. Mr. Horn joined ARI in December 2000 as Director of U.S. Sales. In September 2002, Mr. Horn was appointed Vice President of North American Sales. Before joining ARI, Mr. Horn held sales executive positions for a number of technology-based companies with the responsibility of establishing, maintaining and expanding customer relationships in the technology marketplace. Prior to joining ARI, Mr. Horn was Director of Sales, North America for CyberShift, Inc., Parsippany, New Jersey, a division of Amano-Blick International. Before joining CyberShift in 1995, Mr. Horn was National Accounts District Manager for Automatic Data Processing, Milwaukee, Wisconsin, and District Sales Manager for Kronos Incorported, Houston, Texas. Mr. Horn holds a BA in business administration from the University of North Texas.

PART II

Item 5. *Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities*

ARI's common stock is currently quoted on the NASDAQ Over the Counter Bulletin Board ("OTCBB") under the symbol ARIS. The following table sets forth the high and low sales price for the periods indicated. OTCBB quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

Fiscal Quarter Ended	High	Low
October 31, 2003	$1.050	$0.370
January 31, 2004	$1.870	$1.020
April 30, 2004	$1.850	$1.010
July 31, 2004	$1.600	$0.850
October 31, 2004	$2.050	$1.200
January 31, 2005	$2.850	$1.600
April 30, 2005	$2.810	$1.900
July 31, 2005	$2.860	$2.400

As of October 21, 2005, there were approximately 205 holders of record of the Company's common stock. The Company has not paid cash dividends to date and has no present intention to pay cash dividends.

During the quarter ended July 31, 2005, the Company did not sell any equity securities which were not registered under the Securities Act or repurchase any of its equity securities.



Item 6. *Management's Discussion and Analysis or Plan of Operation*

The following table sets forth certain financial information with respect to the Company as of and for each of the five years in the period ended July 31, 2005, which was derived from audited Financial Statements and Notes thereto of ARI Network Services, Inc. Audited Financial Statements and Notes as of July 31, 2005 and 2004 and for each of the years in the period ended July 31, 2005 and 2004, and the reports, thereon, of Wipfli LLP are included elsewhere in this Report. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere herein.

Statement of Operations Data: (In thousands, except per share data)					
	Year Ended July 31				
	2005	**2004**	**2003**	**2002**	**2001**
Subscriptions, support and other services revenues	$ 9,913	$ 9,291	$ 8,217	$ 8,915	$ 9,985
Software license and renewal revenues	2,248	2,378	2,332	2,721	3,266
Professional services revenues	1,500	1,770	2,068	2,227	2,526
Total revenues	13,661	13,439	12,617	13,863	15,777
Operating expenses:					
Cost of subscriptions, support and other services sold	877	514	603	387	1,740
Cost of software licenses and renewals sold (1)	626	1,564	1,768	1,523	3,137
Cost of professional services sold	455	760	819	738	1,359
Depreciation and amortization (exclusive of amortization of software products included in cost of sales)	263	156	212	223	1,517
Customer operations and support	1,030	1,104	1,190	1,220	1,597
Selling, general and administrative	7,141	7,004	7,273	6,835	8,790
Software development and technical support	1,123	1,051	1,093	1,339	1,345
Restructuring and other charges	-	-	-	-	7,766
Net operating expenses	11,515	12,153	12,958	12,265	27,251
Operating income (loss)	2,146	1,286	(341)	1,598	(11,474)
Other expense	(184)	(169)	(1,007)	(1,410)	(1,551)
Income (loss) before provision for income taxes	1,962	1,117	(1,348)	188	(13,025)
Income tax benefit (expense)	853	(62)	-	-	-
Net income (loss)	$ 2,815	$ 1,055	$ (1,348)	$ 188	$ (13,025)
Average common shares outstanding:					
Basic	5,992	5,840	6,499	6,238	6,175
Diluted	6,653	6,143	6,499	6,238	6,175
Net income (loss) per share:					
Basic	$ 0.47	$ 0.18	$ (0.21)	$ 0.03	$ (2.11)
Diluted	$ 0.42	$ 0.17	$ (0.21)	$ 0.03	$ (2.11)
Selected Balance Sheet Data: (In thousands)					
Working capital (deficit)	$ (3,911)	$ (4,062)	$ (4,813)	$ (8,713)	$ (9,696)
Capitalized software development (net)	1,486	970	1,881	3,066	3,961
Total assets	7,933	6,191	5,650	6,374	7,060
Current portion of long-term debt and capital lease obligations	1,204	1,010	420	3,691	3,608
Total long-term debt and capital lease obligations	2,037	3,309	3,785	26	251
Total shareholders' equity (deficit)	(3,609)	(6,551)	(6,830)	(5,606)	(5,850)

(1) Includes amortization of software products of $570, $1,512, $1,726, $1,612 and $3,178.

Summary

The Company produced net income of $2,815,000 for the fiscal year ended July 31, 2005 compared to $1,055,000 for the fiscal year ended July 31, 2004. The increase in earnings was primarily due to a reduction in software amortization costs related to the NDI acquisition, which became fully amortized in May 2004 and the recognition of deferred tax assets. Total revenue increased 2% during fiscal 2005 compared to fiscal 2004, while recurring revenues in the Equipment Industry grew 5%. The increase in revenue was primarily due to increased catalog subscriptions in the United States. Management expects revenues and operating expenses to increase in fiscal 2006 as the Company focuses its efforts on its dealer marketing growth initiatives and profits to be slightly lower in fiscal 2006, primarily due to a higher recognized income tax rate, although this cannot be assured.

During fiscal year 2006, the Company plans to focus on four growth initiatives: (1) maintaining and enhancing the current base of catalog business; (2) growing the dealer marketing services business; (3) changing to a dealer-direct business model in Europe; and (4) making selected synergistic acquisitions. We anticipate that the expenses and investments associated with these growth initiatives (primarily numbers 2 and 3) will be at a level that will result in a slight decrease in operating income for fiscal 2006, but that the revenues generated by these initiatives will result in increased net income for fiscal 2007 and beyond. This is because our revenues for new business are recognized ratably over the period of the service or subscription delivery period, while our expenses, by contrast, are recognized as they are incurred. We do not anticipate a need for additional capital or financing in order to execute our plans with regard to these growth initiatives, except in the case of a large acquisition not primarily financed by issuing equity to the seller and/or by seller-financed debt.

Critical Accounting Policies and Estimates

General

The Company's discussion and analysis of its financial condition and results of operations are based upon its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to customer contracts, bad debts, intangible assets, financing instruments, restructuring and other accrued revenues and expense, and realizability of deferred tax assets. The Company bases its estimates on historical experience, current forecasts and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its financial statements.

Revenue Recognition

Revenue for use of the network and for information services is recognized in the period such services are utilized. Revenue from annual or periodic maintenance fees, license and license renewal fees and catalog subscription fees is recognized ratably over the period the service is provided. Arrangements that include acceptance terms beyond the Company's standard terms are not recognized until acceptance has occurred. If collectibility is not considered probable, revenue is recognized when the fee is collected. Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When professional services are not considered essential, the revenue allocable to the professional services is recognized as the services are performed. When professional services are considered essential, revenue under the arrangement is recognized pursuant to contract accounting using the percentage-of-completion method with progress-to-completion measured based upon labor hours incurred. If the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is made. Revenue on arrangements with customers who are not the ultimate users (resellers) is deferred if there is any contingency on the ability and intent of the reseller to sell such software to a third party.

Bad Debts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company currently reserves for most amounts due over 90 days, unless there is reasonable assurance of collectability. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, which are subject to change in the near term. During fiscal 2005, the Company settled certain sales tax obligations to various states resulting in a change in estimate of $218,000 net of taxes and a change in its estimated deferred tax valuation allowance of $865,000 due to a historical trend of eight quarters of profitability and projections of profitability in the near future, both of which resulted in an increase in net income in Fiscal 2005.

Debt Instruments

The Company valued debt discounts for Common Stock Warrants granted in consideration for Notes Payable using the Black-Scholes valuation method. Non-cash interest expense is recorded for the amortization of the debt discount over the term of the debt.

Impairment of Long-Lived Assets

Equipment and leasehold improvements and capitalized software product costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets.

Deferred Tax Assets

The tax effect of the temporary differences between the book and tax bases of our assets and liabilities and the estimated tax benefit from tax net operating losses are reported as deferred tax assets and liabilities in the balance sheet. An assessment of the likelihood that net deferred tax assets will be realized from future taxable income is performed. Because the ultimate realizability of deferred tax assets is highly subject to the outcome of future events, the amount established as valuation allowances is considered to be a significant estimate that is subject to change in the near term. To the extent a valuation allowance is established or there is a change in the allowance during a period, the change is reflected with a corresponding increase or decrease in our tax provision in the statement of operations. During fiscal 2005, the Company had a change in its estimated deferred tax valuation allowance of $865,000, which was credited to income, due to a historical trend of eight quarters of profitability and projections of profitability in the near future.

Stock-Based Compensation

The Company accounts for its employee stock option plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB Opinion No. 25, no stock-based compensation is reflected in net income (loss), as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant and the related number of shares granted is fixed at that point in time.

On April 14, 2005, the FASB amended Statement No. 123(R), Share-Based Payment, which generally requires share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized in the statement of operations based on their fair values. This standard is effective for public companies that are small business issuers for fiscal years beginning after December 15, 2005. We expect to adopt this new standard at the beginning of our fiscal year ending July 31, 2007 using the modified prospective method.

Revenues

Management reviews the Company's recurring versus non-recurring revenue in the aggregate and within the North American Equipment, non-North American Equipment and non-Equipment industries and by product category within the Equipment Industry. The Equipment Industry has been a growing percentage of our revenue over the past five years, representing approximately 96% of the Company's total revenue in fiscal 2005. The Company's strategic focus is electronic catalog and related products in the Equipment Industry, which represented approximately 92% of the Company's total revenue in fiscal 2005.



The following tables set forth, for the periods indicated, certain revenue information derived from the Company's financial statements:

Revenue by Industry Sector (In thousands)

Industry Sector:	Year Ended July 31		
	2005	2004	Percent Change
Equipment Industry			
North American			
Recurring	$ 10,545	$ 9,727	8%
Non-recurring	1,563	1,645	(5%)
Subtotal	12,108	11,372	6%
Non-North American			
Recurring	921	1,163	(21%)
Non-recurring	37	194	(81%)
Subtotal	958	1,357	(29%)
Total Equipment Industry			
Recurring	11,466	10,890	5%
Non-recurring	1,600	1,839	(13%)
Subtotal	13,066	12,729	3%
Non-equipment Industry			
Recurring	595	710	(16%)
Non-recurring	-	-	-
Subtotal	595	710	(16%)
Total Revenue			
Recurring	12,061	11,600	4%
Non-recurring	1,600	1,839	(13%)
Grand Total	$ 13,661	$ 13,439	2%

Revenue by Product in the Equipment Industry (In thousands)

Product:	Year Ended July 31		
	2005	2004	Percent Change
Equipment Industry			
Catalog and related			
Recurring	$ 10,996	$ 10,436	5%
Non-recurring	1,600	1,801	(11%)
Subtotal	12,596	12,237	3%
Communications			
Recurring	470	454	4%
Non-recurring	-	38	(100%)
Subtotal	470	492	(4%)
Total Equipment Industry	$ 13,066	$ 12,729	3%

Recurring revenues are derived from catalog subscription fees, software maintenance and support fees, software license renewals, network traffic and support fees and other miscellaneous subscription fees. Total recurring revenues increased in fiscal 2005 compared to the prior year, primarily due to increases in the base of catalog customers and the volume of catalogs in the equipment industry. Total recurring revenue, as a percentage of total revenue, increased from 86% in fiscal 2004 to 88% in fiscal 2005 primarily due to increases in the customer base in the Equipment Industry and to an overall decline in non-recurring revenues. Management believes a strong recurring revenue base is desirable in order to leverage the Company's new products in the market and increase future revenue growth.

Non-recurring revenues are derived from initial software licenses and professional service fees. Total non-recurring revenues decreased in fiscal 2005, compared to the prior year, primarily due to decreased new manufacturer license and customization revenues in the Equipment Industry. Because the Company's new products provide a variety of recurring vs. non-recurring revenue, this revenue mix may fluctuate from quarter to quarter or year to year.

Equipment Industry

The Equipment Industry comprises several vertical markets including outdoor power, power sports, motorcycles, recreation vehicles, marine, construction, floor maintenance, agricultural equipment, auto and truck parts aftermarket and others. Management's strategy is to expand the Company's electronic parts catalog software and services business with manufacturers and distributors and their dealers in the existing vertical markets, add additional products and services in these markets and expand to other similar markets in the future.

North American

Recurring revenues in the North American Equipment Industry increased in fiscal 2005, compared to the prior year, primarily due to an increase in the base of catalog customers and an increase in the volume of catalogs purchased by dealers. Non-recurring revenues in the North American Equipment Industry decreased in fiscal 2005, compared to the prior year, primarily due to a decrease in revenues from new manufacturer software licenses and customization. The decline in non-recurring revenue revenues is partially due to a change in the Company's pricing and sales strategy, which is focused on obtaining recurring revenues.

Non-North American

Both recurring and non-recurring revenues in the non-North American Equipment Industry decreased in fiscal 2005, compared to the prior year, primarily due to lower new software licenses and customizations because of a change in management and in sales focus from manufacturers to dealers. As a result of the Company's investment in sales and marketing in the non-North American Industry, management expects both recurring and non-recurring revenues in the non-North American Equipment Industry to increase in fiscal 2006.

Catalog and Related Products

Revenues from the Company's catalog and related products in the Equipment Industry increased in fiscal 2005, compared to the prior year, primarily due to an increase in the Company's base of electronic catalog customers and an increase in the volume of catalogs purchased by dealers. Management expects recurring catalog and related revenues to increase in both the North American and non-North American Equipment Industry in fiscal 2006 and beyond, as the Company continues to focus attention and resources on its catalog products.

Communications Products

Revenues from the Company's communications products decreased slightly in fiscal 2005, compared to the prior year, due to less revenue from customizations. The Company has focused its new sales efforts primarily on its catalog products, although we continue to support our current communications customers. Management expects revenues from communications products to continue to decline in fiscal 2006.

Non-Equipment Industry Business

The Company's business outside of the Equipment Industry includes electronic communications services to the agricultural inputs industry. Total revenues in this business have decreased from the prior year in fiscal 2005. Management expects revenues in the non-equipment industry to continue to decline in fiscal 2006.

Cost of Products and Services Sold

The following table sets forth, for the periods indicated, certain revenue and cost of products and services sold information derived from the Company's financial statements.

Cost of Products and Services Sold as a Percent of Revenue by Revenue Type (In thousands)

Product:	Year Ended July 31 2005	2004	Percent Change
Subscriptions, support and other services fees			
Revenue	$ 9,913	$ 9,291	7%
Cost of revenue	877	514	71%
Cost of revenue as a percent of revenue	9%	6%	
Software licenses and renewals			
Revenue	2,248	2,378	(5%)
Cost of revenue	626	1,564	(60%)
Cost of revenue as a percent of revenue	28%	66%	
Professional services			
Revenue	1,500	1,770	(15%)
Cost of revenue	455	760	(40%)
Cost of revenue as a percent of revenue	30%	43%	
Total			
Revenue	$ 13,661	$ 13,439	2%
Cost of revenue	1,958	2,838	(31%)
Cost of revenue as a percent of revenue	14%	21%	

Cost of subscriptions, support and other services consists primarily of catalog creation, replication and distribution costs, hardware and telecommunication costs. Cost of subscriptions, support and other services fees as a percentage of revenue were higher in fiscal 2005, compared to the prior year, primarily due to catalog production costs of new databases that are sold to the dealers but are not funded by the manufacturer. Management expects gross margins, as a percent of revenue from subscriptions, support and other services fees, to vary slightly from quarter to quarter due to the timing of data shipments.

Cost of software licenses and renewals consists primarily of amortization of software products, royalties and software distribution costs. Cost of software license and renewals as a percentage of revenue decreased in fiscal 2005, compared to the prior year, primarily due to lower software amortization costs as the software purchased in the NDI acquisition became fully amortized in May 2004. Management expects gross margins from software licenses and renewals to decrease slightly in fiscal 2006 due to amortization costs of new software products released to the market.

Cost of professional services consists of customization and catalog production labor. Cost of professional services as a percentage of revenue decreased in fiscal 2005, compared to the prior year, primarily due to the reclassification of catalog production labor that is not directly billed to the manufacturer to cost of subscriptions, where the Company realizes revenue for this service. Management expects cost of professional services as a percentage of revenue to fluctuate from quarter to quarter depending on the number of catalogs provided at no charge to the manufacturer.

Operating Expenses

The following table sets forth, for the periods indicated, certain operating expense information derived from the Company's financial statements:

Operating Expenses (In thousands)			
	Year Ended July 31		
	2005	2004	Percent Change
Cost of products and services sold	$ 1,958	$ 2,838	(31%)
Customer operations and support	1,030	1,104	(7%)
Selling, general and administrative	7,141	7,004	2%
Software development and technical support	1,123	1,051	7%
Depreciation and amortization (exclusive of amortization of software products included in cost of products and services sold)	263	156	69%
Net operating expenses	$ 11,515	$ 12,153	(5%)

Net operating expenses decreased in fiscal 2005, compared to the prior year, primarily due to lower software amortization costs associated with the NDI acquisition which became fully amortized in May 2004, partially offset by increases in selling, general and administrative costs, software development and technical support costs and other depreciation and amortization.

Customer operations and support consists primarily of server room operations, software maintenance agreements for the Company's core network and customer support costs. Customer operations and support costs decreased in fiscal 2005, compared to the prior year, primarily due to elimination of costs associated with support of the Company's agricultural inputs database services. Management expects customer operations and support costs to remain more or less at the same level in fiscal 2006.

Selling, general and administrative expenses ("SG&A") increased in fiscal 2005 as the Company invested in new sales and marketing initiatives in both the North American and non-North American catalog industries in the latter half of fiscal 2005. SG&A, as a percentage of revenue, was 52% in fiscal 2005 and fiscal 2004. Management expects SG&A to increase as a percentage of revenues in fiscal 2006 as the Company continues its sales and marketing initiatives.

The Company's technical staff (in-house and contracted) is allocated between software development and technical support and software customization services for customer applications. Therefore, management expects fluctuations between software customization services and development expenses from quarter to quarter, as the mix of development and customization activities will change based on customer requirements and amounts of software development that is capitalized. During fiscal 2005, our technical resources were primarily focused on new dealer marketing products, a major release of the Company's catalog products and on-going catalog updates. During fiscal 2004, our technical resources were primarily focused on the next generation of the Company's catalog products and on-going catalog updates. We expect our technical resources to continue to focus on development of catalog software, our new dealer marketing services products, software customization and catalog data updates in fiscal 2006, although the mix may fluctuate quarter to quarter based on customer requirements. We expect software development expenses to increase slightly during fiscal 2006, as the Company continues to invest in its catalog and dealer marketing products.

Depreciation and amortization expenses increased in fiscal 2005, compared to the prior year, primarily due to the replacement of older, fully amortized computer equipment. Management expects depreciation and amortization expenses to increase slightly in fiscal 2006 as the Company invests in computer software and equipment.

Other Items

Interest expense includes both cash and non-cash interest. Interest paid or accrued for payment increased slightly in fiscal 2005, compared to the prior year, due to an increase in the prime rate of interest. In the absence of a major acquisition that is financed in whole or in part with additional debt, management expects interest expense to decrease in fiscal 2006, as the Company continues to pay down its debt, although these amounts are dependent on fluctuations in the prime rate of interest. See "Liquidity and Capital Resources".

The Company had net income of $2,815,000 in fiscal 2005, an increase of $1,760,000 over the prior year, primarily due to increased revenues, decreased software amortization expense and the income from the recognition of deferred tax assets. Management expects operating income to decrease slightly in fiscal 2006, as the Company continues to invest in sales and marketing initiatives.

Liquidity and Capital Resources

The following table sets forth, for the periods indicated, certain cash flow information derived from the Company's financial statements:

Cash Flow Information (In thousands)

	Year Ended July 31		
	2005	2004	Percent Change
Net Income	$ 2,815	$ 1,055	167%
Depreciation and amortization	794	1,560	(49%)
Deferred income tax	(865)	-	(100%)
Stock issued as contribution to 401(k) plan	37	37	-
Net change in working capital	(62)	176	(135%)
Net cash provided by operating activities	2,719	2,828	(4%)
Net cash used in investing activities	(1,503)	(818)	84%
Net cash used in financing activities	(922)	(773)	(19%)
Change in cash	294	1,237	(76%)

Net cash provided by operating activities decreased in fiscal 2005, compared to the prior year, primarily due to the timing of payments of short term liabilities.

Net cash used in investing activities increased in fiscal 2005, compared to the prior year, primarily due to the acquisition of software purchased from a third party in the first quarter of fiscal 2005 that was incorporated into a new ARI product (WarrantySmart™) and increased in-house capitalized software product costs.

Net cash used in financing activities increased in fiscal 2005, compared to the prior year, due to an increased number of debt payments per the terms of the notes.

At July 31, 2005, the Company had cash and cash equivalents of approximately $3,651,000 compared to approximately $3,357,000 at July 31, 2004.

The following table sets forth, for the periods indicated, certain information related to the Company's debt derived from the Company's audited financial statements.

Debt Schedule (In thousands)	July 31 2005	July 31 2004	Net Change
Note payable to WITECH:			
Current portion of note payable	$ 200	$ 200	$ -
Long term portion of note payable	250	450	(200)
Total note payable to WITECH	450	650	(200)
Notes payable to New Holders:			
Current portion of notes payable	1,000	800	200
Long term portion of notes payable	1,700	2,700	(1,000)
Total face value of notes payable to New Holders	2,700	3,500	(800)
Carrying value in excess of the face amount of the notes payable	105	182	(77)
Debt discount (common stock warrants and options)	(18)	(26)	8
Total carrying value of notes payable to New Holders	2,787	3,656	(869)
Total Debt	$ 3,237	$ 4,306	$ (1,069)

On April 24, 2003, the Company restructured its debt. In exchange for previously outstanding debt and securities, the Company issued to a group of investors, in aggregate, $500,000 in cash, unsecured notes in the amount of $3.9 million and warrants for 250,000 common shares, exercisable at $1.00 per share. The interest rate on the notes is prime plus 2% (effective rate of 8.25% as of July 31, 2005). The notes (in aggregate) are payable in $200,000 quarterly installments commencing March 31, 2004 through December 31, 2005 and $300,000 quarterly installments commencing March 31, 2006 until paid in full. The notes do not contain any financial covenants, but the Company is restricted from permitting certain liens on its assets. In addition, in the event of payment default that is not cured within ninety (90) days, Taglich Brothers, Inc., one of the note holders, has the right to appoint one designee to the Company's Board of Directors. The warrants were estimated to have a value of $36,000, of which the unamortized amount reduces the carrying amount of the debt.

On August 8, 2003, the Company repurchased from WITECH Corporation 1,025,308 shares of Common Stock, a warrant to purchase 30,000 shares of Common Stock at $.24 per share, and 20,350 shares of Series A Preferred Stock with an approximate face value plus accrued and undeclared dividends of $3.5 million. The Company paid $200,000 in cash and issued a four-year note for $800,000, payable quarterly and bearing interest at prime plus 2% (effective rate of 8.25% as of July 31, 2005). The note does not contain any financial covenants.

The Company has a line of credit with JP Morgan Chase Bank in an amount not to exceed $500,000 with interest payable on the outstanding balance at the prevailing prime interest rate. The credit arrangement is secured by substantially all assets of the Company. Advances under the line of credit are limited to a borrowing base, determined by 80% of the book value of eligible accounts receivable which are less than 90 days from the invoice date, plus 45% of the value of all eligible open renewal orders (provided the renewal rate is at least 85%), less $75,000. The line of credit expires July 9, 2006. The line of credit limits repurchases of common stock, the payment of dividends, liens on assets and new indebtedness, and requires the Company to meet minimum net worth and debt service coverage financial covenants. There were no outstanding borrowings on this credit facility as of July 31, 2005.

Management believes that available cash and funds generated from operations will be adequate to fund the Company's operations, investments and debt payments for the foreseeable future, although additional financing may be necessary if the Company were to make a large investment in its business or to complete a large acquisition other than for equity and seller-financed debt.

Forward Looking Statements

Certain statements contained in this Form 10-KSB are forward looking statements including revenue growth, future cash flows and cash generation and sources of liquidity. Expressions such as "believes," "anticipates," "expects," and similar expressions are intended to identify such forward looking statements. Several important factors can cause actual results to materially differ from those stated or implied in the forward looking statements. Such factors include, but are not limited to the factors listed on exhibit 99.1 of the Company's annual report on Form 10-KSB for the year ended July 31, 2005, which is incorporated herein by reference.

Quarterly Financial Data

The following table sets forth the unaudited operations data for each of the eight quarterly periods ended July 31, 2005, prepared on a basis consistent with the audited financial statements, reflecting all normal recurring adjustments that are considered necessary. The quarterly information is as follows (in thousands, except per share data):

	1st		2nd		3rd		4th	
	2005	2004	2005	2004	2005	2004	2005	2004
Net revenues	$3,275	$3,285	$3,304	$3,293	$3,459	$3,358	$3,623	$3,503
Gross profit	2,846	2,477	2,878	2,557	2,986	2,484	2,993	3,083
Net income	494	72	455	175	495	188	1,371	628
Basic net income per common share	$ 0.08	$ 0.01	$ 0.08	$ 0.03	$ 0.08	$ 0.03	$ 0.23	$ 0.11
Diluted net income per common share	$ 0.08	$ 0.01	$ 0.07	$ 0.03	$ 0.08	$ 0.03	$ 0.20	$ 0.10

Off-Balance Sheet Arrangements

ARI has no significant off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 7. *Consolidated Financial Statements*

ARI's Consolidated Financial Statements and related notes for the fiscal years ended July 31, 2005 and 2004 together with the report thereon of ARI's independent auditor, Wipfli LLP, are attached hereto as Exhibit A-1.

Item 8. *Changes In and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 8A. *Controls and Procedures.*

ARI maintains a set of disclosure controls and procedures that are designed to ensure that information required to be disclosed by it in the reports filed by it under the Securities Exchange Act of 1934, as amended ("Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. ARI carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rule 13a-15 of the Exchange Act. Based on that evaluation, ARI's Chief Executive Officer and its Chief Financial Officer concluded that ARI's disclosure controls and procedures are effective as of July 31, 2005.

There have been no changes in ARI's internal control over financial reporting identified in connection with the evaluation discussed above that occurred during the quarter and year ended July 31, 2005 that have materially affected, or are reasonably likely to materially affect, ARI's internal control over financial reporting.

Item 8B. *Other Information*

None.

PART III

Item 9. *Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act*

Information regarding the directors of ARI, the Company's Code of Ethics and compliance with Section 16(a) of the Exchange Act is included in ARI's definitive 2005 Annual Meeting Proxy Statement, and is incorporated herein by reference. See "Election of Directors", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Code of Ethics." Information with respect to ARI's executive officers is shown at the end of Part I of this Form 10-KSB.

Item 10. *Executive Compensation*

Information regarding Executive Compensation, Employment Agreements, Compensation of Directors, Employee Stock Options and other compensation plans is included in ARI's definitive 2005 Annual Meeting Proxy Statement, and is incorporated herein by reference. See "Executive Compensation" and "Election of Directors".

Item 11. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

Information regarding beneficial ownership of ARI's common stock and common stock authorized for issuance under equity compensation plans is included in ARI's definitive 2005 Annual Meeting Proxy Statement and is incorporated herein by reference. See "Security Ownership of Certain Beneficial Owners" and "Equity Compensation Plan Information".

Item 12. *Certain Relationships and Related Transactions*

Information related to Certain Relationships and Related Transactions is included in ARI's definitive 2005 Annual Meeting Proxy Statement, and is incorporated herein by reference. See "Certain Transactions".



Item 13. Exhibits:

Exhibit Number	Description
3.1	Articles of Incorporation of the Company, as amended, incorporated herein by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1999.
3.2	Articles of Amendment of the Company, incorporated herein by reference to Exhibit 3.2 of Form 8-K filed on August 18, 2003.
3.3	By-laws of the Company incorporated herein by reference to Exhibit 3.1 of the Company's Registration Statement on Form S-l (Reg. No. 33-43148).
4.1	Form of Promissory Note of the Company (issued under Exchange Agreement listed as Exhibit 10.4), incorporated herein by reference to Exhibit 4.1 of the Company's Form 10-Q for the quarter ended April 30, 2003.
4.2	Promissory Note dated August 7, 2003 payable to WITECH Corporation, incorporated herein by reference to Exhibit 4.1 of the Company's Form 8-K filed on August 8, 2003.
4.3	The Company agrees to furnish to the Commission upon request copies of any agreements with respect to long term debt not exceeding 10% of the Company's consolidated assets.
10.1*	1991 Stock Option Plan, as amended, incorporated herein by reference to Exhibit 10.2 of the Company's Form 10-Q for the quarter ended January 31, 1999.
10.2*	1993 Director Stock Option Plan, as amended, incorporated herein by reference to Exhibit 10.3 of the Company's Form 10-Q for the quarter ended January 31, 1999.
10.3*	2000 Stock Option Plan, incorporated herein by reference to Exhibit (d)(1) of the Company's Schedule TO filed on October 22, 2003.
10.4	Exchange Agreement dated April 24, 2003 between ARI Network Services, Inc., ARI Network Services Partners, LP, Dolphin Offshore Partners, LP and SDS Merchant Fund, LP, including form of Common Stock Purchase Warrant (Exhibit B), incorporated herein by reference to Exhibit 10.1 of the Company's Form 10-Q for the quarter ended April 30, 2003.
10.5	Rights Agreement dated as of August 7, 2003, between the Company and American Stock Transfer & Trust Company, as Rights Agent, incorporated herein by reference to Exhibit 10.1 of Form 8-K filed on August 18, 2003.
10.6*	Form of Change of Control Agreement between the Company and each of Brian E. Dearing, John C. Bray, Michael E. McGurk, Frederic G. Tillman, Timothy Sherlock and Jeffrey E. Horn, incorporated herein by reference to Exhibit 10.25 of the Company's Form 10-K for the fiscal year ended July 31, 1999.
10.7*	Summary of Executive Bonus Arrangements
10.8*	Summary of Non-employee Director Compensation
10.9	Letter agreement dated June 25, 2003 between the Company and Ascent Partners, Inc. incorporated herein by reference to Exhibit 10.1 of the Company's Form 10-QSB for the quarter ended January 31, 2004.
10.10*	Payment of Deferred Compensation agreement dated April 2, 2004, between the Company and Mr. Brian Dearing, incorporated herein by reference to Exhibit 10.1 of the Company's Form 10-QSB for the quarter ended April 30, 2004.
10.11*	Payment of Deferred Compensation agreement dated April 2, 2004, between the Company and Mr. John Bray, incorporated herein by reference to Exhibit 10.2 of the Company's Form 10-QSB for the quarter ended April 30, 2004.
10.12*	Payment of Deferred Compensation agreement dated April 2, 2004, between the Company and Mr. Michael McGurk, incorporated herein by reference to Exhibit

	10.3 of the Company's Form 10-QSB for the quarter ended April 30, 2004.
10.13	Credit Agreement dated July 9, 2004 between the Company and Bank One, NA, incorporated by reference to exhibit 10.14 of the Company's Form 10-KSB for the year ended July 31,2004.
10.14	Amendment to Credit Agreement dated February 15, 2005, between the Company and JPMorgan Chase Bank, NA, successor by merger to Bank One, NA.
10.15	Continuing Security Agreement dated July 9, 2004, between the Company and JPMorgan Chase Bank, NA, successor by merger to Bank One, NA., incorporated by reference to Exhibit 10.15 of the Company's Form 10-KSB for the year ended July 31, 2004.
10.16	Line of credit note dated July 9, 2004 by the Company for $500,000, incorporated by reference to exhibit 10.16 of the Company's Form 10-KSB for the year ended July 31, 2004.
10.17	Note Modification Agreement dated February 15, 2005 to the Line of Credit Note dated July 9, 2004 by the Company for $500,000.
10.18	Consulting Agreement dated January 3, 2005 between the Company and Ascent Partners, Inc., incorporated by reference to Exhibit 10.1 of Form 8-K filed on January 4, 2005.
21.1	Subsidiaries of the Company.
23.1	Consent of Wipfli LLP.
24.1	Powers of Attorney appear on the signature page hereof.
31.1	Section 302 Certification of Chief Executive Officer.
31.2	Section 302 Certification of Chief Financial Officer.
32.1	Section 906 Certification of Chief Executive Officer.
32.2	Section 906 Certification of Chief Financial Officer.
99.1	Forward-Looking Statements Disclosure.

* Management Contract or Compensatory Plan.

Item 14. *Principal Accountant Fees and Services*

Information related to Principal Accountant Fees and Services is included in ARI's definitive 2005 Annual Meeting Proxy Statement, and is incorporated herein by reference. See "Auditor's Fees."

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 31st day of October 2005.

ARI NETWORK SERVICES, INC.

By: /s/ Brian E. Dearing
Brian E. Dearing,
Chairman, President & CEO

/s/ Timothy Sherlock
Timothy Sherlock,
Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Brian E. Dearing and Timothy Sherlock, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments to this report and to file the same with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Brian E. Dearing Brian E. Dearing	Chairman, President, CEO & Director (Principal Executive Officer)	October 31, 2005
/s/Timothy Sherlock Timothy Sherlock	Chief Financial Officer, Secretary, Treasurer & VP of Finance (Principal Financial and Accounting Officer)	October 31, 2005
/s/ Gordon J. Bridge Gordon J. Bridge	Director	October 31, 2005
/s/ Ted C. Feierstein Ted C. Feierstein	Director	October 31, 2005
/s/ William C. Mortimore William C. Mortimore	Director	October 31, 2005
/s/ Richard W. Weening Richard W. Weening	Director	October 31, 2005

Report of Wipfli LLP,
Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
ARI Network Services, Inc.

We have audited the accompanying consolidated balance sheets of ARI Network Services, Inc. (the Company) as of July 31, 2005 and 2004 and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Wipfli LLP
Milwaukee, Wisconsin
September 16, 2005

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Consolidated Financial Statements

ARI Network Services, Inc.
Years ended July 31, 2005 and 2004



ARI Network Services, Inc.
Consolidated Balance Sheets
(Dollars in Thousands, Except Per Share Data)

	July 31	
	2005	**2004**
Assets		
Current assets:		
Cash	$ 3,651	$ 3,357
Trade receivables, less allowance for doubtful accounts of $71 in 2005 and $44 in 2004	1,023	1,121
Prepaid expenses and other	203	187
Deferred income taxes	160	-
Total current assets	5,037	4,665
Equipment and leasehold improvements:		
Computer equipment	4,813	4,607
Leasehold improvements	73	73
Furniture and equipment	1,702	1,491
	6,588	6,171
Less accumulated depreciation and amortization	5,893	5,630
Net equipment and leasehold improvements	695	541
Deferred income taxes	705	-
Other assets	10	15
Capitalized software product costs:		
Amounts capitalized for software product costs	10,927	10,203
Less accumulated amortization	9,441	9,233
Net capitalized software product costs	1,486	970
Total assets	$ 7,933	$ 6,191

	July 31	
	2005	2004
Liabilities and shareholders' equity (deficit)		
Current liabilities:		
Current portion of notes payable (Note 3)	$ 1,200	$ 1,000
Accounts payable	323	260
Deferred revenue	5,441	5,453
Accrued payroll and related liabilities	1,134	951
Accrued sales, use and income taxes	74	486
Accrued vendor specific liabilities	530	424
Other accrued liabilities	242	143
Current portion of capital lease obligations	4	10
Total current liabilities	8,948	8,727
Non-current liabilities:		
Notes payable (net of discount)	2,037	3,306
Long-term portion of accrued bonus	461	495
Other long-term liabilities	96	211
Capital lease obligations	-	3
Total non-current liabilities	2,594	4,015
Commitments and contingencies *(Notes 4 and 5)*		
Total liabilities	11,542	12,742
Shareholders' equity (deficit):		
Cumulative preferred stock, par value $.001 per share, 1,000,000 shares authorized; 0 shares issued and outstanding in 2005 and 2004, respectively	-	-
Junior preferred stock, par value $.001 per share, 100,000 shares authorized; 0 shares issued and outstanding	-	-
Common stock, par value $.001 per share, 25,000,000 shares authorized; 6,064,534 and 5,923,034 shares issued and outstanding in 2005 and 2004, respectively	6	5
Common stock warrants	36	36
Additional paid-in capital	93,751	93,625
Accumulated deficit	(97,402)	(100,217)
Total shareholders' deficit	(3,609)	(6,551)
Total liabilities and shareholders' deficit	$ 7,933	$ 6,191

See accompanying notes

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ARI Network Services, Inc.
Consolidated Statements of Operations
(Dollars in Thousands, Except Per Share Data)

	Year ended July 31	
	2005	**2004**
Net revenues:		
Subscriptions, support and other services fees	$ 9,913	$ 9,291
Software licenses and renewals	2,248	2,378
Professional services	1,500	1,770
Total net revenues	13,661	13,439
Operating expenses:		
Cost of products and services sold:		
Subscriptions, support and other services fees	877	514
Software licenses and renewals	626	1,564
Professional services	455	760
Total cost of products and services sold	1,958	2,838
Depreciation and amortization (exclusive of amortization of software products included in cost of products and services sold)	263	156
Customer operations and support	1,030	1,104
Selling, general and administrative	7,141	7,004
Software development and technical support	1,123	1,051
Net operating expenses	11,515	12,153
Operating income	2,146	1,286
Other income (expense):		
Interest expense	(199)	(191)
Other, net	15	22
Total other expense	(184)	(169)
Income before provision for income taxes	1,962	1,117
Income tax benefit (expense)	853	(62)
Net income	$ 2,815	$ 1,055
Basic and diluted net income per common share:		
Basic	$ 0.47	$ 0.18
Diluted	$ 0.42	$ 0.17

See accompanying notes



ARI Network Services, Inc.
Consolidated Statements of Shareholders' Equity (Deficit)
(Dollars in Thousands)

	Number of Shares Issued and Outstanding	
	Preferred Stock	Common Stock
Balance July 31, 2003	20,350	6,645,191
Issuance of common stock under stock purchase plan	-	39,797
Issuance of common stock as contribution to 401(k) plan	-	91,154
Issuance of common stock in payment of deferred compensation	-	81,550
Issuance of common stock from exercise of stock options	-	40,650
Retirement of preferred stock in connection with notes payable	(20,350)	-
Retirement of common stock in connection with notes payable	-	(1,025,308)
Retirement of common stock warrants and options in connection with notes payable	-	-
Issuance of common stock in connection with acquisition	-	50,000
Net income	-	-
Balance July 31, 2004	-	5,923,034
Issuance of common stock under stock purchase plan	-	28,181
Issuance of common stock as contribution to 401(k) plan	-	25,563
Issuance of common stock from exercise of stock options	-	87,756
Tax benefit of stock options exercised	-	-
Net income	-	-
Balance July 31, 2005	-	6,064,534

See accompanying notes

Par Value		Common Stock	Additional	Accumulated
Preferred Stock	Common Stock	Warrants	Paid-in Capital	Deficit
$ –	$ 6	$ 41	$ 94,295	$ (101,272)
–	–	–	8	–
–	–	–	37	–
–	–	–	130	–
–	–	–	12	–
–	–	–	–	–
–	(1)	–	(999)	–
–	–	(105)	105	–
–	–	–	37	–
–	–	–	–	1,055
–	5	36	93,625	(100,217)
–	–	–	39	–
–	–	–	37	–
–	1	–	47	–
–	–	–	3	–
–	–	–	–	2,815
$ –	$ 6	$ 36	$ 93,751	$ (97,402)



ARI Network Services, Inc
Consolidated Statements of Cash Flows
(In Thousands)

	Year ended July 31	
	2005	2004
Operating activities		
Net income	$ 2,815	$ 1,055
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of software products	570	1,512
Amortization of deferred financing costs, debt discount and excess carrying value over face amount of notes payable	(39)	(108)
Depreciation and other amortization	263	156
Deferred income taxes	(865)	-
Stock issued as contribution to 401(k) plan	37	37
Net change in receivables, prepaid expenses and other current assets	60	(100)
Net change in accounts payable, deferred revenue, accrued liabilities and long term liabilities	(122)	276
Net cash provided by operating activities	2,719	2,828
Investing activities		
Purchase of equipment and leasehold improvements	(417)	(251)
Purchase of assets related to acquisitions	-	(108)
Software product costs capitalized	(1,086)	(459)
Net cash used in investing activities	(1,503)	(818)
Financing activities		
Payments under notes payable	(1,000)	(550)
Purchase of equity instruments	-	(200)
Payments of capital lease obligations	(9)	(23)
Debt issuance costs incurred	-	(20)
Proceeds from issuance of common stock	87	20
Net cash used in financing activities	(922)	(773)
Net increase in cash	294	1,237
Cash at beginning of period	3,357	2,120
Cash at end of period	$ 3,651	$ 3,357
Cash paid for interest	$ 264	$ 348
Cash paid for income taxes	$ 68	$ 19
Noncash investing and financing activities		
Issuance of common stock in connection with deferred executive compensation	$ -	$ 130
Issuance of common stock in connection with acquisition	-	37
Redemption of equity for debt	-	800
Tax benefit of stock options exercised	3	-

See accompanying notes

ARI Network Services, Inc.
Notes to Consolidated Financial Statements

1. Description of Business and Significant Accounting Policies

Description of Business

ARI Network Services, Inc. (the Company) operates in one business segment and provides technology-enabled business solutions that connect manufacturers in selected industries with their service and distribution networks. Segmented operating information is not provided to the chief operating decision maker of the Company. The Company focuses on the U.S., Canadian, European and Australian manufactured equipment industry. The Company provides electronic catalog, template-based website and transaction services, enabling partners in a service and distribution network to electronically look up parts, service bulletins and other technical reference information, to create website, and to exchange electronic business documents such as purchase orders, invoices, warranty claims and status inquiries. The Company's customers are located primarily in the United States, Europe, Canada and Australia. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the U.S. dollar are included in the results of operations as incurred. Transaction gains and losses were insignificant in each of the periods reported.

Principles of Consolidation

The financial statements include the accounts of ARI Network Services, Inc. and its wholly owned subsidiary, ARI Europe B.V. All intercompany transactions and balances have been eliminated.

The functional currency of the Company's subsidiary in the Netherlands is the Euro; accordingly, monetary assets and liabilities are translated into United States dollars at the rate of exchange existing at the end of the period, and non-monetary assets and liabilities are translated into United States dollars at historical exchange rates. Income and expense amounts, except for those related to assets translated at historical rates, are translated at the average exchange rates during the period. Adjustments resulting from the re-measurement of the financial statements into the functional currency are charged or credited to income.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its cash and cash equivalent deposits in various financial institutions. The amounts held by the institutions will on regular occasions exceed federally insured amounts. The Company believes the credit risk associated with deposits in excess of insured amounts to be minimal based on the credit ratings of the institutions.

Trade Receivables and Credit Policy

Trade receivables are uncollateralized customer obligations due on normal trade terms requiring payment within 30 days from the invoice date. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of trade receivables is reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 60 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. The allowance for potential credit losses is reflected as an offset to trade receivables in the accompanying balance sheets.

Revenue Recognition

Revenue for use of the network and for information services is recognized on a straight-line basis in the period such services are utilized.

Revenue from annual or periodic maintenance fees is recognized ratably over the period the maintenance is provided. Revenue from catalog subscriptions is recognized on a straight-line basis over the subscription term.

Revenue from software licenses in multiple element arrangements is recognized ratably over the contractual term of the arrangement. The Company considers all arrangements with payment terms extending beyond 12 months and other arrangements with payment terms longer than normal not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer. Arrangements that include acceptance terms beyond the Company's standard terms are not recognized until acceptance has occurred. If collectibility is not considered probable, revenue is recognized when the fee is collected.

Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. Types of services that are considered essential include customizing complex features and functionality in the products' base software code or developing complex interfaces within a customer's environment. When professional services are not considered essential, the revenue allocable to the professional services is recognized as the services are performed. When professional services are considered essential, revenue under the arrangement is recognized pursuant to contract accounting using the percentage-of-completion method with progress-to-completion measured based upon labor hours incurred. When the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is made in the period the amount is determined.

Revenue on arrangements with customers who are not the ultimate users (resellers) is deferred if there is any uncertainty on the ability and intent of the reseller to sell such software independent of their payment to the Company.

Amounts invoiced to customers prior to recognition as revenue as discussed above are reflected in the accompanying balance sheets as deferred revenue.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Company considers capitalization and amortization of software product costs, and accruals for anticipated losses on projects, sales tax liabilities, and various contract arrangements, and deferred tax valuation allowances to be significant estimates that are subject to change in the near term.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost. Depreciation and amortization are computed under the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Depreciation and amortization have been provided over the estimated useful lives of the assets as follows:

	Years
Computer equipment	3-5
Leasehold improvements	7
Furniture and equipment	3-5

Capitalized Software Product Costs

Certain software development costs are capitalized when incurred. Capitalization of these costs begins upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of recoverability of software costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life and changes in software and hardware technologies.

The annual amortization of software products is the greater of the amount computed using: (a) the ratio that current gross revenues for the network or a software product bear to the total of current and anticipated future gross revenues for the network or a software product, or (b) the straight-line method over the estimated economic life of the product which has historically been established as three to five years. Amortization starts when the product is available for general release to customers.

All other software development and support expenditures are charged to expense in the period incurred.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", equipment and leasehold improvements and capitalized software product costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets.

Such analyses necessarily involve judgment. The Company evaluated the ongoing value of its long-lived assets as of July 31, 2005 and 2004. No impairment charges were deemed necessary during Fiscal 2005 or 2004.

Deferred Financing Costs

Costs incurred to obtain long-term financing are included in other assets and are amortized over the term of the related debt.

Capitalized Interest Costs

In 2005 and 2004, interest costs of $11,000 and $8,000, respectively, were capitalized and included in the capitalized software product costs.

Shipping and Handling

Revenue received from shipping and handling fees is reflected in net revenue. Costs incurred for shipping and handling are reported in cost of products and services sold.

Income Taxes

Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. If necessary, the measurement of deferred tax assets is reduced by an estimate of the amount of any tax benefits that are not expected to be realized based on available evidence.

Stock-Based Compensation

The Company accounts for its employee stock option plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB Opinion No. 25, no stock-based compensation is reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant and the related number of shares granted is fixed at that point in time.

Had the Company accounted for its stock option plans based upon the fair value at the grant date for options granted under the plan based on the provisions of SFAS No. 123, the Company's net income and net income per share would have been affected as follows (for purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods):

		(Dollars in thousands, except per share data) Year ended July 31	
		2005	**2004**
Net income, as reported		$ 2,815	$ 1,055
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(296)	(199)
Pro forma net income		$ 2,519	$ 856
Net income per share:			
As reported:	Basic	$ 0.47	$ 0.18
	Diluted	$ 0.42	$ 0.17
Pro forma:	Basic	$ 0.42	$ 0.15
	Diluted	$ 0.38	$ 0.14

The weighted-average fair value of the options granted in 2005 and 2004 was $1.66 and $1.48, respectively.

Pro forma information regarding net income and net income per share is required by SFAS No. 123 and SFAS No. 148, and has been determined as if the Company had accounted for its employee stock options using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%, dividend yield of 0%; expected common stock market price volatility factors ranging from 1.1 to 1.3 and an expected life of the options of ten years.

Comprehensive Income (Loss)
Net income for 2005 and 2004 is the same as comprehensive income (loss) defined pursuant to SFAS No. 130, "Reporting Comprehensive Income."

Net income Per Common Share
The numerator for the calculation of basic and diluted earnings per share is net income in each year. The following table sets forth the computation of basic and diluted weighted-average shares used in the per share calculations:

	(shares in thousands)	
	2005	2004
Denominator for basic net income per share- weighted-average shares outstanding	5,992	5,840
Effect of dilutive options	661	303
Denominator for diluted net income per share	6,653	6,143
Options that could potentially dilute net income per share in the future that are not included in the computation of diluted net income per share, as their impact is anti-dilutive	-	-

Accounting Pronouncements

In December 2003, the FASB issued Financial Interpretation No. ("FIN") 46 (revised 2003), "Consolidation of Variable Interest Entities." FIN 46 requires companies with variable interests in variable interest entities to evaluate whether they must consolidate these entities subject to the provisions included in FIN 46 (revised 2003). The consolidation requirements apply to the first fiscal year or interim period beginning after December 15, 2004. The Company has no variable interest in entities that would be impacted by this pronouncement.

On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of Statement 123. Statement 123(R) supersedes Opinion 25, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) generally requires share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized in the statement of operations based on their fair values. Pro forma disclosure of fair value recognition will no longer be an alternative.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

- Modified prospective method: Compensation cost is recognized beginning with the effective date of adoption (a) based on the requirements of Statement 123® for all share-based payments granted after the effective date of adoption and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of adoption that remain unvested on the date of adoption.
- Modified retrospective method: Includes the requirements of the modified prospective method described above, but also permits restatement using amounts previously disclosed under the pro forma provisions of Statement 123 either for (a) all prior periods presented or (b) prior interim periods of the year of adoption.

On April 14, 2005, the Securities and Exchange Commission announced that the Statement 123(R) effective transition date will be extended to annual periods beginning after June 15, 2005. We expect to adopt this new standard on August 1, 2006, using the modified prospective method.

Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under current accounting rules. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. Total cash flow will remain unchanged from cash flow as it would have been reported under prior accounting rules.

As permitted by Statement 123, we currently account for share-based payments to employees using Opinion 25's intrinsic value method. As a consequence, we generally recognize no compensation cost for employee stock options and purchases under our Employee Stock Purchase Plan. Although the adoption of Statement 123(R)'s fair value method will have no adverse impact on our balance sheet or total cash flows, it will affect our net income and diluted earnings per share. The actual effects of adopting Statement 123(R) will depend on numerous factors including the amounts of share-based payments granted in the future, the valuation model we use to value future share-based payments to employees and estimated forfeiture rates. See Stock-Based Compensation, above, for the effect on reported net income and earnings per share if we had accounted for our stock option and stock purchase plans using the fair value recognition provisions of Statement 123.

Reclassifications

Certain 2004 amounts have been reclassified to conform to the 2005 presentation.

2. Intangible Assets

The estimated aggregate amortization expense for each of the five succeeding fiscal years related to intangible assets (capitalized software product costs) subject to amortization expense consist of the following at July 31, 2005 (in thousands):

Year Ending July 31	
2006	$ 525
2007	382
2008	247
2009	122
2010	59
TOTAL	$ 1,335

3. Notes Payable

Notes payable consist of the following at July 31 (in thousands):

	2005	2004
Notes Payable	$ 3,150	$ 4,150
Less debt discount	(18)	(26)
Plus carrying value in excess of the face amount of the notes payable	105	182
	3,237	4,306
Less current maturities	1,200	1,000
	$ 2,037	$ 3,306

On April 24, 2003, the Company restructured its debt. In exchange for previously outstanding securities, the Company issued to a group of investors (the "New Holders"), in aggregate, $500,000 in cash, new unsecured notes in the amount of $3.9 million (the "New Notes") and new warrants for 250,000 common shares, exercisable at $1.00 per share (the "New Warrants"). The interest rate on the New Notes is prime plus 2%, adjusted quarterly (effective rate of 8.25% as of July 31, 2005). The New Notes are payable in $200,000 quarterly installments commencing March 31, 2004 through December 31, 2005 and $300,000 quarterly installments commencing March 31, 2006 until paid in full.

The New Notes do not contain any financial covenants, but the Company is restricted from permitting certain liens on its assets. In addition, in the event of payment default that is not cured within ninety (90) days, Taglich Brothers, Inc., one of the New Holders, has the right to appoint one designee to the Company's Board of Directors. The New Warrants were estimated to have a value of $36,000, of which the unamortized amount reduces the carrying amount of the debt.

In accordance with SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings," the exchange of the previously outstanding securities for $500,000 in cash, the New Notes and the New Warrants was accounted for as a troubled debt restructuring and no gain was recorded. Instead, the liability in excess of the future cash flows to the New Holders, which was originally valued at approximately $322,000, remains on the balance sheet as a long term debt and is being amortized as a reduction of interest expense over the life of the New Notes.

On August 7, 2003, the Company purchased from WITECH Corporation 1,025,308 shares of the Company's common stock, 30,000 common stock warrants and 20,350 shares of series A Preferred Stock for $200,000 at closing and an $800,000 promissory note which is payable in $50,000 quarterly installments through September 30, 2007, at the prime interest rate plus 2%, adjusted quarterly (effective rate of 8.25% as of July 31, 2005).

Principal payments due on notes payable are as follows:

Year Ending July 31	
2006	$1,200,000
2007	1,400,000
2008	550,000
TOTAL	$3,150,000

On September 28, 1999, the Company commenced funding under a Receivable Sale Agreement (the RFC Agreement) with RFC Capital Corporation (RFC) pursuant to which RFC had agreed to loan amounts to the Company based on a security interest in certain receivables generated by the Company in the ordinary course of the Company's business. The RFC Agreement allowed for RFC to loan up to $3,000,000 of the Company's eligible receivables. Under the Agreement, RFC loaned 90% of the eligible receivables from the Company from time to time upon presentation thereof for a value equal to approximately the net value of such receivables. Net value was designed to yield RFC an effective rate of 11.5% plus allow RFC to retain a holdback of 5% of the face amount of the receivables, net of collections, against future collection risk. To comply with SFAS No. 140, the Company recognized these transactions as secured borrowings. The RFC Agreement was terminated on November 28, 2003.

For the year ended July 31, 2004, the Company incurred $17,000 of financing expense relating to this agreement.

4. Capital and Operating Leases

The Company leases office space and certain office equipment under operating lease arrangements expiring through 2011. The Company is generally liable for its share of increases in the landlord's direct operating expenses and real estate taxes related to the office space leases. Total rental expense for the operating leases was $612,000 in 2005 and $661,000 in 2004.

Rent expense for the Company's corporate office is recognized on a straight-line basis over the lease term, which differs from the pattern of payments required by the lease. Other long-term liabilities at July 31, 2005 and 2004 include $54,000 and $71,000, respectively, of deferred rent.

The Company has certain capital lease agreements in place related to computer and office equipment.

Minimum lease payments under remaining capital and operating leases are as follows (in thousands):

Fiscal year ending	Capital Leases	Operating Leases
2006	$ 4	$ 558
2007	-	458
2008	-	449
2009	-	453
2010	-	120
Thereafter	-	46
Total minimum lease payments	4	$ 2,084
Amounts representing interest	-	
Present value of minimum capital lease payments	4	
Less amounts payable in one year	4	
Long-term portion	$ -	

5. Line of Credit

The Company has a line of credit with JP Morgan Chase Bank in an amount not to exceed $500,000 with interest payable on the outstanding balance at the prevailing prime interest rate. The credit arrangement is secured by substantially all assets of the Company. Advances under the line of credit are limited to a borrowing base, determined by 80% of the book value of eligible accounts receivable which are less than 90 days from the invoice date, plus 45% of the value of all eligible open renewal orders (provided the renewal rate is at least 85%), less $75,000. The line of credit agreement contains certain financial and non-financial covenants with which the Company is required to comply. There were no outstanding borrowings on this credit facility as of July 31, 2005. The line of credit expires July 9, 2006.

6. Shareholders' Equity

Preferred Stock

During a part of fiscal 2004, the Company had 20,350 shares of Series A Preferred Stock outstanding. The shares were entitled to cumulative annual dividends equal to the product of $100 and prime plus 2% payable quarterly, as and when declared by the Board of Directors.

On August 7, 2003, the Company purchased from WITECH Corporation 1,025,308 shares of the Company's common stock, 30,000 common stock warrants and 20,350 shares of series A Preferred Stock for $200,000 at closing and an $800,000 Promissory Note which is payable quarterly over four years at the Prime Interest Rate plus 2%.

On August 7, 2003, the Company adopted a Shareholder Rights Plan designed to protect the interests of common shareholders from an inadequate or unfair takeover, but not affect a takeover proposal which the Board of Directors believes is fair to all shareholders. Under the Shareholder Rights Plan adopted by the Board of Directors, all shareholders of record on August 18, 2003 received one Preferred Share Purchase Right for each share of common stock they owned. These Rights trade in tandem with the common stock until and unless they are triggered. Should a person or group acquire more than 10% of ARI's common stock (or if an existing holder of 10% or more of the common stock were to increase its position by more than 1%), the Rights would become exercisable for every shareholder except the acquirer that triggered the exercise. The Rights, if triggered, would give the rest of the shareholders the ability to purchase additional stock of ARI at a substantial discount. The rights will expire on August 18, 2013, and can be redeemed by the Company for $0.01 per Right at any time prior to a person or group becoming a 10% shareholder.

7. Stock Plans

Employee Stock Purchase Plans

The Company's 1992 Employee Stock Purchase Plan had 62,500 shares of common stock reserved for issuance, and all 62,500 shares have been issued.

The Company's 2000 Employee Stock Purchase Plan has 175,000 shares of common stock reserved for issuance, and 127,624 of the shares have been issued as of July 31, 2005. All employees of the Company, other than executive officers, with six months of service are eligible to participate. Shares may be purchased at the end of a specified period at the lower of 85% of the market value at the beginning or end of the specified period through accumulation of payroll deductions, not to exceed 5,000 shares per employee per year.

Stock Option Plans

On November 19, 2003, pursuant to its option exchange program, the Company accepted for cancellation from all stock option plans old options to purchase 319,186 shares of common stock, representing approximately 29% of the shares of common stock underlying all old options that were eligible for exchange in the offer. Subject to and in accordance with the terms of the offer, the Company issued, on the new option grant date, May 21, 2004, new options to purchase 245,944 shares of the Company's common stock from the 2000 Stock Option Plan in exchange for the old options cancelled in the offer. The new options were 50% vested immediately and of the remaining options, 25% vested on July 31, 2005 and 25% vest on July 31, 2006.

1991 Stock Option Plan

The Company's 1991 Stock Option Plan was terminated August 14, 2001, except as to outstanding options. Options granted under the 1991 Plan may be either: (a) options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the Code), or (b) nonqualified stock options.

Any incentive stock option that was granted under the 1991 Plan could not be granted at a price less than the fair market value of the stock on the date of grant (or less than 110% of the fair market value in the case of holders of 10% or more of the voting stock of the Company). Nonqualified stock options were allowed to be granted at the exercise price established by the Compensation Committee, which could be less than, equal to or greater than the fair market value of the stock on the date of grant.

Each option granted under the 1991 Plan is exercisable for a period of ten years from the date of grant (five years in the case of a holder of more than 10% of the voting stock of the Company) or such shorter period as determined by the Compensation Committee and shall lapse upon the expiration of said period, or earlier upon termination of the participant's employment with the Company.

At its discretion, the Compensation Committee may require a participant to be employed by the Company for a designated number of years prior to exercising any options. The Committee may also require a participant to meet certain performance criteria, or that the Company meet certain targets or goals, prior to exercising any options.

Changes in option shares under the 1991 Plan are as follows:

	2005		2004	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at the beginning of the year	184,810	$2.25	434,676	$7.01
Granted	-	-	-	-
Exercised	(375)	$2.25	-	-
Forfeited	(3,500)	$2.75	(249,866)	4.98
Outstanding at the end of the year	180,935	$2.27	184,810	$2.25
Exercisable	180,935	$2.27	184,810	$2.25
Available for grant	-		-	

The weighted-average contractual life of options outstanding at July 31, 2005, was 4.34 years. The range of exercise prices for options outstanding at July 31, 2005, was $2.00 to $10.00.

2000 Stock Option Plan

The Company's 2000 Stock Option Plan (2000 Plan) has 1,450,000 shares of common stock authorized for issuance. Options granted under the 2000 Plan may be either: (a) options intended to qualify as incentive stock options under Section 422 of the Code, or (b) nonqualifed stock options.

Any incentive stock option that is granted under the 2000 Plan may not be granted at a price less than the fair market value of the stock on the date of the grant (or less than 110% of the fair market value in the case of a participant who is a 10% shareholder of the Company within the meaning of Section 422 of the Code). Nonqualified stock options may be granted at the exercise price established by the Compensation Committee.

Each incentive stock option granted under the 2000 Plan is exercisable for a period of not more than ten years from the date of grant (five years in the case of a participant who is 10% shareholder of the Company). Nonqualified stock options do not have this restriction.

Eligible participants include current and prospective employees, nonemployee directors, consultants or other persons who provide services to the Company and whose performance, in the judgment of the Compensation Committee or management of the Company, can have a significant effect on the success of the Company.

Changes in option shares under the 2000 Plan are as follows:

	2005		2004	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at the beginning of the year	847,570	$0.92	608,426	$0.60
Granted	475,600	1.66	301,444	1.48
Exercised	(87,381)	0.53	(40,650)	0.28
Forfeited	(35,197)	1.32	(21,650)	0.92
Outstanding at the end of the year	1,200,592	$1.23	847,570	$0.92
Exercisable	890,300	$1.06	540,686	$1.14
Available for grant	121,377		561,780	

The weighted-average contractual life of options outstanding at July 31, 2005, was 8.44 years. The range of exercise prices for options outstanding at July 31, 2005, was $0.15 to $2.735.

1993 Director Stock Option Plan

The Company's 1993 Director Stock Option Plan has expired and is terminated except for outstanding options. The Company's 1993 Director Stock Option Plan (Director Plan) has 150,000 shares of common stock reserved for issuance to nonemployee directors. Options under the Director Plan were granted at the fair market value of the stock on the grant date.

Each option granted under the Director Plan is exercisable one year after the date of grant and cannot be exercised later than ten years from the date of grant. Changes in option shares under the Director Plan are as follows:

	2005		2004	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at the beginning of the year	1,313	$2.65	69,259	$5.18
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	(67,946)	5.23
Outstanding at the end of the year	1,313	$2.65	1,313	$2.65
Exercisable	1,313	$2.65	1,313	$2.65
Available for grant	-		-	

The weighted-average contractual life of options outstanding at July 31, 2005, was 4.97 years. The range of exercise prices for options outstanding at July 31, 2005, was $2.00 to $3.56.

8. Income Taxes

The provision for income taxes is composed of the following (in thousands):

	Year ended July 31, 2005	Year ended July 31, 2004
Current:		
Federal	$ 345	$ 867
State	80	133
Deferred	(865)	-
Utilization of net operating loss carryforwards	(413)	(938)
	$ (853)	$ 62

Provision for income taxes is based on taxes payable under currently enacted tax laws and an analysis of temporary differences between the book and tax bases of our assets and liabilities, including various accruals, allowances, depreciation and amortization. The tax effect of these temporary differences and the estimated tax benefit from tax net operating losses are reported as deferred tax assets and liabilities in the balance sheet. An assessment of the likelihood that net deferred tax assets will be realized from future taxable income is performed. To the extent that management believes it is more likely than not that some portion, or all, of the deferred tax asset will not be realized, a valuation allowance is established. This assessment is based on all available evidence, both positive and negative, in evaluating the likelihood of realizability. Issues considered in the assessment include future reversals of existing taxable temporary differences, estimates of future taxable income, exclusive of reversing temporary differences and carryforwards, and prudent tax planning strategies available in future periods. Because the ultimately realizability of deferred tax assets is highly subject to the outcome of future events, the amount established as valuation allowances is considered to be a significant estimate that is subject to change in the near term. To the extent a valuation allowance is established or there is a change in the allowance during a period, the change is reflected with a corresponding increase or decrease in the tax provision in the statement of operations. The Company had a change in its estimated valuation allowance due to a historical trend of eight quarters of profitability and projections of profitability in the near future.



Significant components of the Company's deferred tax liabilities and assets as of July 31 are as follows (in thousands):

	2005	2004
Deferred tax assets:		
Net operating loss carryforwards	$ 21,788	$ 21,702
Alternative minimum tax carryforwards	49	59
Deferred revenue	2,176	2,181
Goodwill	689	777
Other	1,892	781
Total deferred tax assets	26,594	25,550
Valuation allowance for deferred tax assets	(25,148)	(25,157)
Net deferred tax asset	1,446	343
Deferred tax liabilities		
Software product costs	(537)	(331)
Other	(44)	(12)
Net deferred taxes	$ 865	$ -

As of July 31, 2005, the Company has unused net operating loss carryforwards for federal income tax purposes of $51,354,000 expiring in 2006 through 2022.

A portion of these unused net operating loss carryforwards for federal income tax purposes totaling $2,038,000 expire between 2012 and 2014 and are limited to $116,000 annually that can be utilized to offset taxable income. Use of these net operating loss carryforwards is restricted under Section 382 of the Code because of changes in ownership in 1997.

In addition, the Company has net operating loss carryforwards for state income tax purposes totaling approximately $45,061,000 expiring in 2006 through 2016.

A reconciliation between income tax expense and income taxes computed by applying the statutory federal income tax rate of 34% and the state rate of approximately 6% to income (loss) before income taxes is as follows (in thousands):

	2005	2004
Computed income taxes at 40%	$ 782	$ 380
Permanent items	8	7
Change in valuation allowance and other	(1,643)	(325)
Income tax expense	$ (853)	$ 62

During 2005 and 2004, $4,117,000 and $5,603,000 respectively, of federal net operating loss carryforwards expired. These expired net operating loss carryforwards have been included in the calculation of the change in valuation allowance.

9. Employee Benefit Plan

The Company has a qualified retirement savings plan (the 401(k) Plan) covering its employees. Each employee may elect to reduce his or her current compensation by up to 25%, up to a maximum of $14,000 ($18,000 over age 50) in calendar 2005 (subject to adjustment in future years to reflect cost of living increases) and have the amount of the reduction contributed to the 401(k) Plan. Company contributions to the 401(k) Plan are at the discretion of the Board of Directors. During 2005 and 2004, the Company issued 25,563 and 91,154 shares of common stock, respectively, as a discretionary contribution to the 401(k) Plan. The amount charged to expense for the 401(k) contributions were $37,000 during both 2005 and 2004.

10. Change in Accounting Estimate

During fiscal 2005, the Company settled certain sales tax obligations to various states. Estimates of those obligations were included in accrued liabilities as of July 31, 2004. The amount of the respective settlements with those states was less than the amounts originally estimated and accrued. The difference between the amounts previously accrued and the actual payments to satisfy the outstanding obligations was credited to income in fiscal 2005. The amount of this change in accounting estimate was approximately $218,000 (net of income taxes of approximately $145,000). The impact of this change was to increase basic and diluted earnings per common share in fiscal 2005 by $0.04 and $0.03, respectively.

During fiscal 2005, the Company had a change in its estimated valuation allowance due to a historical trend of eight quarters of profitability and projections of profitability in the near future. The difference between the amounts previously recorded as a valuation allowance and the amount recorded was credited to income in fiscal 2005. The amount of this change in accounting estimate was approximately $865,000. The impact of this change was to increase basic earnings per common share by $0.14 and diluted earnings per common share by $0.13 in fiscal 2005.

11. Revenues by Geographic Area

Revenues (in thousands) by geographic region of customers were approximately as follows:

	2005	2004
Geographic Area:		
United States & Canada	$ 12,703	$ 12,082
Other	958	1,357
Total Revenue	$ 13,661	$ 13,439

12. Acquisition

On October 27, 2003, the Company acquired the technology and customer base of VertX Commerce Corporation ("VertX") for approximately $74,000 and 50,000 shares of the Company's common stock. The total purchase price of approximately $145,000 is reflected as capitalized software product costs and is being amortized over five years on a straight-line basis to cost of sales. ARI had previously been reselling the VertX software under the brand name WebsiteSmart™.

13. Concentration and Related Party

Briggs & Stratton Corporation ("Briggs") is one of the Company's customers and owns approximately 16% of the Company's stock. Briggs has entered into customer contracts with the Company in the ordinary course of business. Generally, the contracts are for one or two years and renew annually thereafter unless either party elects otherwise. The Company invoiced Briggs approximately $610,000 and $697,000 for products and services provided during fiscal 2005 and fiscal 2004, respectively. Briggs had unpaid net trade receivables of $170,000 or 17% outstanding as of July 31, 2005, $12,000 of which was over 90 days.

14. Contingency

On November 5, 2004, the Company received a letter on behalf of one of its customers asserting a warranty claim and/or a claim for indemnity with respect to a complaint filed against the customer for patent infringement in the United States District Court for the Eastern District of Texas. In connection with the case, the customer has identified three other suppliers as potential indemnitors as well. The customer is one of several primarily large, multinational corporate defendants alleged to have violated patents purporting to cover an "Electronic Proposal Preparation System" (U.S. Patent No. 5,615,342) and/or "Computer-Assisted Parts Sales Method" (U.S. Patent No. 5,367,627). The customer has denied any and all allegations of patent infringement in the lawsuit. The Company denied any responsibility, warranty or indemnification to the customer with respect to the complaint and intends to vigorously defend itself in this matter should that become necessary. If the Company can assist its customer in its defense, the Company intends to do so.

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ARI NETWORK SERVICES, INC.
11425 West Lake Park Drive, Suite 900
Milwaukee, Wisconsin 53224

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

December 8, 2005

To the Shareholders of ARI Network Services, Inc.:

The 2005 Annual Meeting of Shareholders of ARI Network Services, Inc. will be held at the headquarters of ARI Network Services, Inc., 11425 West Lake Park Drive, Suite 900, Milwaukee, Wisconsin, on Thursday, December 8, 2005 at 9:00 a.m., local time, for the following purposes:

1. To elect one director to serve until 2008.

2. To ratify the appointment of Wipfli LLP as independent auditors.

3. To transact such other business as may properly come before the meeting.

Shareholders of record at the close of business on October 21, 2005 are entitled to notice of and to vote at the meeting and at all adjournments thereof.

Holders of a majority of the outstanding shares must be present in person or by proxy in order for the meeting to be held. Shareholders are urged to date, sign and return the accompanying proxy in the enclosed envelope whether or not they expect to attend the annual meeting in person. If you attend the meeting and wish to vote your shares personally, you may do so by revoking your proxy at any time prior to the voting thereof.

By order of the Board of Directors,

Timothy Sherlock, Secretary
November 9, 2005

ARI NETWORK SERVICES, INC.

11425 West Lake Park Drive, Suite 900
Milwaukee, Wisconsin 53224
(414) 973-4300

PROXY STATEMENT

The Board of Directors of ARI Network Services, Inc. (the "Company") submits the enclosed proxy for the annual meeting to be held on the date, at the time and place and for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Each shareholder of record at the close of business on October 21, 2005 will be entitled to one vote for each share of Common Stock registered in such shareholder's name. As of October 21, 2005, the Company had outstanding 6,148,264 shares of Common Stock. The presence, in person or by proxy, of a majority of the shares of Common Stock outstanding on the record date is required for a quorum at the meeting. This proxy statement and the accompanying proxy and Annual Report to Shareholders are being sent to the Company's shareholders commencing on or about November 9, 2005.

Any shareholder executing and delivering the enclosed proxy may revoke the same at any time prior to the voting thereof by written notice of revocation given to the Secretary of the Company.

Unless otherwise directed, all proxies will be voted FOR the election of the individual nominated to serve as director and FOR the other proposal. The director will be elected by a plurality of votes cast at the meeting (assuming a quorum is present). In other words, the nominee receiving the largest number of votes will be elected. Any shares not voted, whether by withheld authority, broker non-vote or otherwise, will have no effect on the election of directors except to the extent that a failure to vote for an individual results in another individual receiving a larger number of votes. Any votes attempted to be cast "against" a candidate are not given legal effect and are not counted as votes cast in an election of directors. The other proposal will be approved if the affirmative votes exceed the votes cast against. Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present at the meeting but are not affirmative votes or votes against and, therefore, will have no effect on the outcome of the voting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding the beneficial ownership of shares of Common Stock by each person known by the Company to beneficially own 5% or more of the Common Stock, by each director or nominee of the Company, by certain executive officers of the Company, and by all directors and executive officers of the Company as a group as of October 21, 2005.

NAME OF BENEFICIAL OWNERS	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP (1)	PERCENT
Briggs & Stratton Corporation 12301 West Wirth Street Milwaukee, WI 53201	840,000	13.7%
Peter H. Kamin (2) c/o The Nelson Law Firm, LLC 75 South Broadway, 4th Floor White Plains, NY 10601	591,500	9.6%
John C. Bray	136,655	2.2%
Gordon J. Bridge	145,037	2.3%

NAME OF BENEFICIAL OWNERS	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP (1)	PERCENT
Brian E. Dearing (3)	569,252	9.1%
Ted C. Feierstein	59,106	1.0%
Jeffrey E. Horn	50,232	*
Michael E. McGurk	124,163	2.0%
William C. Mortimore	17,188	*
Timothy Sherlock	52,601	*
Frederic G. Tillman	83,909	1.3%
Richard W. Weening (4)	236,939	3.8%
All executive officers and directors as a group (10 persons)	1,432,986	21.0%

* Less than 1%

(1) Except as otherwise noted, the persons named in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Includes options exercisable within 60 days of October 21, 2005 as follows: Mr. Bray (104,625 shares), Mr. Bridge (86,295 shares), Mr. Dearing (96,375 shares), Mr. Feierstein (59,106 shares), Mr. Horn (35,625 shares), Mr. McGurk (86,688 shares), Mr. Mortimore (17,188 shares), Mr. Sherlock (45,625 shares), Mr. Tillman (71,875 shares), Mr. Weening (100,632 shares), and all other executive officers and directors as a group (686,845 shares).

(2) Stock ownership information is provided as of December 31, 2004 based upon Schedule 13G amendment filed February 2, 2005. Mr. Kamin's total includes 151,900 shares held by the Peter H. Kamin Childrens Trust, 103,200 shares held by the Peter H. Kamin Profit Sharing Plan, 28,100 shares held by the Peter H. Kamin Family Foundation and 25,000 shares held by 3K Limited Partnership.

(3) Mr. Dearing's total includes 283,007 shares held in the Company's 401(k) plan, of which Mr. Dearing is a trustee with voting power. Mr. Dearing disclaims any beneficial ownership in these shares in excess of his pecuniary interest (10,157 shares).

(4) Mr. Weening's total also includes 50,677 shares held by Quaestus Management Corp., 85,000 shares held by RPI Holdings, Inc., 535 shares held in tenancy in common with a third party and 125 shares held by his spouse. Mr. Weening disclaims any beneficial ownership in the shares held by third parties in excess of his pecuniary interest.

ELECTION OF DIRECTORS

The Company's directors are divided into three classes, with staggered terms of three years each. At the meeting, shareholders will vote on one director to serve until 2008, Brian E. Dearing.

Nominee For Election To Serve Until The Annual Meeting In 2008

Brian E. Dearing, 50; Mr. Dearing, is the Chairman of the Board, President and Chief Executive Officer of the Company. He has been a director since 1995 and was elected Chairman of the Board of Directors in 1997. Prior to joining ARI in 1995, Mr. Dearing held a series of electronic commerce executive positions at Sterling Software, Inc. in the U.S. and in Europe. Prior to joining Sterling in 1990, Mr. Dearing held a number of marketing management positions in the EDI business of General Electric Information Services since 1986. Mr. Dearing holds a Masters Degree in Industrial Administration from Krannert School of Management at Purdue University and a BA in Political Science from Union College.

Directors Whose Term Expires At The Annual Meeting In 2006

Gordon J. Bridge, 63; Mr. Bridge, a director since December 1995, is president and Chief Executive Officer of CM IT Solutions, a nationwide franchise system providing information technology consulting and support services to small and medium sized businesses. From December 1999 to August 2001, Mr. Bridge was Chairman of the Board and Chief Executive Officer of SurferNETWORK. From November 1995 to January 2000, Mr. Bridge was Chairman of the Board and from April 1997 to March 1998 was Chief Executive Officer of ConnectInc.com Company. Mr. Bridge held various executive management positions with AT&T from 1988 to 1995, including president of three business units for AT&T; Consumer Interactive Services (CSI), EasyLink Services and Computer Systems. Prior to joining AT&T, Mr. Bridge was with the IBM Corporation for nearly 23 years holding the positions of Vice President of Sales and Vice President of Marketing for the US for the National Accounts Division in the mid 1980's. Mr. Bridge holds a B.A. in Mathematics from Bradley University.

Ted C. Feierstein, 47; Mr. Feierstein, a director since January 2000, is a partner in Ascent Partners ("Ascent"), a merchant bank specializing in investments, mergers and acquisitions, and strategic assistance for Internet, software and information technology-focused professional service companies. Mr. Feierstein is also a founding partner of Prism Capital, a private equity fund. Prior to co-founding Ascent, Mr. Feierstein was a senior vice-president with the Corum Group, a firm specializing in merger and acquisition advisory services to the software industry, and was a venture capitalist with Wind Point Partners, a private equity fund. Mr. Feierstein received an MBA from the Harvard Business School in 1989 and a BBA from the University of Wisconsin-Madison in 1979.

Directors Whose Term Expires At The Annual Meeting In 2007

William C. Mortimore, 59; Mr. Mortimore, a director since 2004, is the founder and an executive officer of Merge Technologies Incorporated ("MTI"). He has served as Chairman of the Board and Chief Strategist of MTI since September 2000, as President and Chief Executive Officer of MTI from November 1987 through August 2000 and as a member of the Board of Directors of MTI since its inception in November 1987. MTI is a global healthcare software and services company that trades on the Nasdaq National Market under the symbol MRGE. Mr. Mortimore has served as co-founder and a senior manager of several businesses in the fields of information communications technology, healthcare services and real estate and has been responsible for securing public and private financing for these organizations. Mr. Mortimore is an original member of the American College of Radiology / National Association of Electrical Manufacturers ("ACR / NEMA") committee responsible for establishing and maintaining the DICOM medical imaging standard. Mr. Mortimore has served as a member of the Board of Directors of the Diagnostic Imaging Division of NEMA, since the Spring of 1996. Mr. Mortimore has also served as a member of the Board of Directors of MRI Devices, Inc., a privately held diagnostic imaging manufacturer, from November 2002 until its sale to Intermagnetics General Corporation in mid 2004 . Mr. Mortimore received a B. S. in Electrical Engineering from Michigan State University, an M.E.E. from the University of Minnesota and pursued doctoral studies in Electrical Engineering at the University of Minnesota.

Richard W. Weening, 59; Mr. Weening, a director since 1981, organized the Company in 1981 as a business information publishing subsidiary of Raintree Publishers, Inc., now known as RPI Holdings, Inc. ("RPI"). He served as President and Chief Executive Officer of the Company until October 1987, Chairman and Chief Executive Officer of the Company until October 1990, and Chairman of the Board of Directors until 1997. Mr. Weening is also the President, Chief Executive Officer and director of QUAESTUS & Co., Inc., a private equity investment firm; the Chairman of the Board and Chief Executive Officer of Prolitec Inc., an environmental technology and services company and Chief Executive Officer of Prolitec Defense Systems. Mr. Weening has served as President of RPI from 1972 to the present. In 1996 Mr. Weening founded Cumulus Media Inc. (NASDAQ:CMLS), a radio broadcasting group, and served as its executive chairman until June 2000. In November 2003, Mr. Weening, without admitting or denying the allegations, entered into a Final Judgment and Order of Permanent Injunction to settle litigation instituted by the Securities and Exchange Commission relating to record-keeping and internal controls violations in connection with his position at Cumulus Media, Inc. Without admitting or denying the Commission's findings, Mr. Weening consented to the issuance of the order that required him to pay a $75,000 civil penalty and be permanently enjoined from violating the record-keeping and internal controls requirements under the Securities Exchange Act of 1934, including Section 13(b)(5) and Rules 13b2-1 and 13b2-2 promulgated thereunder, and from aiding and abetting violations of Section 13(b)(2)(A) of the Exchange Act.

The Board of Directors held eleven meetings in fiscal 2005. Each incumbent director attended 75 percent or more of the combined number of meetings of the Board and committees on which such director served, during the period for which he has been a director or served on the committee. Directors are encouraged to attend the annual meeting of shareholders, but the Company has not adopted a formal policy requiring attendance at the annual meeting. Four of the Company's five directors attended the 2004 annual meeting of shareholders.

The Board of Directors currently does not have a formal process for shareholders to send communications to the Board of Directors. Nevertheless, efforts are made to ensure that the views of shareholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to shareholders on a timely basis. The Board of Directors believes that informal communications are sufficient to communicate questions, comments and observations that could be useful to the Board. However, shareholders wishing to formally communicate with the Board of Directors may send communications directly to ARI Network Services, Inc., Attention: Chairman, 11425 West Lake Park Drive, Suite 900, Milwaukee, Wisconsin 53224. The Chairman will review such communications and, if appropriate, forward such communications to other board members.

The Company's Board of Directors has established an audit committee which is currently composed of Mr. Bridge (chairman), Mr. Mortimore and Mr. Weening. The Board of Directors has adopted a written charter which is included in this proxy statement as Appendix A. Information regarding the functions performed by the audit committee, its membership, and the number of meetings held during fiscal 2005 is set forth in the "Report of the Audit Committee," included in this annual proxy statement. The members of the audit committee are independent under the rules adopted by the NASD regarding the independence of audit committee members. The Board of Directors has determined that Mr. Bridge, Mr. Mortimore and Mr. Weening are each an "audit committee financial expert" and are each "independent" as those terms are defined under applicable Securities and Exchange Commission rules.

The Company's Board of Directors has established a compensation committee that currently is composed of Mr. Bridge and Mr. Feierstein. The duties of the compensation committee are to approve all executive compensation, to administer the Company's 1991 Incentive Stock Option Plan, the 2000 Employee Stock Purchase Plan, the 1993 Director Stock Option Plan and the 2000 Stock Option Plan and to recommend director compensation for approval by the entire Board. The compensation committee met three times during fiscal 2005.

The Company's Board of Directors has not established a nominating committee, as decisions regarding Board membership are made by the full Board. Due to the small size of the Company's Board of Directors, as well as the recent lack of turnover in the Board of Directors, the Board has determined not to have a separate nominating committee. Likewise, the Board has not adopted a written charter governing director nominating decisions. Messrs. Bridge, Feierstein, Mortimore and Weening meet the NASD definition of independence as it would apply to a nominating committee, but Mr. Dearing does not because he is an executive officer of the Company.

The Board will consider candidates for director that are nominated by shareholders in accordance with the procedures set forth in the Company's by-laws. Under the by-laws, nominations, other than those made by the Board of Directors, must be made pursuant to timely notice in proper form to the secretary of the Company. To be timely, a shareholder's request to nominate a person for director, together with the written consent of such person to serve as a director, must be received by the secretary of the Company at the principal office not later than 90 days and not earlier than 150 days prior to the anniversary date of the annual meeting of shareholders in the immediately preceding year. To be in proper written form, the notice must contain certain information concerning the nominee and the shareholder submitting the nomination.

The Board will consider proposed nominees whose names are submitted to it by shareholders. However, it does not have a formal process for that consideration because it believes that the informal consideration process has been adequate given the historical absence of shareholder proposals. The Board intends to review periodically whether a formal policy should be adopted.

The Board has generally identified nominees based upon suggestions by non-management directors, management members and/or shareholders. The Board considers factors important for potential members of the Board, including the individual's integrity, general business background and experience, experience with our industry, and the ability to serve on the Board. The Board does not evaluate proposed nominees differently based on who made the proposal.

For fiscal 2006 service, non-employee director compensation consists of an annual cash retainer of $18,000 and an option grant for 6,000 shares. Audit committee members receive an additional $6,000 per year ($8,000 for the chairman) and compensation committee members an additional $2,500. Any director who fails to attend in a fiscal year at least 75% of the combined number of the meetings of the Board and committees on which such director served, and fails to attend in person at least 75% of the in person Board meetings, may forfeit some or all of the compensation, as the Board may in its discretion determine.

For fiscal 2005 service, non-employee directors received compensation of $4,500, and options for 16,875 shares, which were granted on December 9, 2004. Audit committee members received options for an additional 7,500 shares (10,000 shares for the chairman) and compensation committee members received options for an additional 2,500 shares. The options have a 10-year term and have an exercise price equal to the fair market value of the stock on the date of grant. The options vested in two equal annual increments, commencing July 31, 2005.

Non-employee directors were not paid until fiscal 2005 for their service during fiscal 2004. On October 26, 2004, non-employee directors other than Mr. Mortimore (who joined the Board at the end of fiscal 2004) received fiscal 2004 compensation consisting of options for 15,000 shares of common stock. Directors received no cash compensation. Audit committee members received options for an additional 3,000 shares and compensation committee members received options for an additional 800 shares. The options have a 10-year term and have an exercise price equal to the fair market value of the stock on the date of grant. The options vested 50% immediately and 50% on July 31, 2005.

Code of Ethics

ARI has adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. The code of ethics is designed to promote honest and ethical conduct, including the ethical handling of conflicts of interest, compliance with applicable laws, and full, accurate, timely and understandable disclosure in reports we send to our shareholders or file with the SEC. Violations of the code of ethics are to be reported to the audit committee. A copy of the code of ethics may be obtained, without charge, by sending a request to ARI Network Services, Inc., Attention: Corporate Secretary, 11425 West Lake Park Drive, Suite 900, Milwaukee, Wisconsin 53224.

EXECUTIVE COMPENSATION

The following table sets forth compensation for the last three fiscal years for each of the Company's executive officers.

Summary Compensation Table

		Annual Compensation			Long Term Compensation		All Other Compensation
					Awards	Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (1)	Securities Underlying Options/ SARs (#) (2)	LTIP Payouts ($)	$(3)
Brian E. Dearing,	2005	$ 192,687	$ 72,839	$ —	50,000	$ 75,482	$ 1,927
President and Chief	2004	$ 179,610	$ 93,859	$ —	20,833	$ 135,170	$ 1,863
Executive Officer	2003	$ 172,687	$ 47,434	$ —	25,000	$ 13,708	$ 1,262
Timothy Sherlock	2005	$ 163,890	$ 41,944	$ —	22,500	$ 45,903	$ 1,694
Chief Financial Officer,	2004	$ 163,890	$ 56,728	$ —	—	$ 18,058	$ 441
Secretary, Treasurer and VP of Finance	2003	$ 163,103	$ 29,561	$ —	15,000	$ 2,575	$ —
John C. Bray,	2005	$ 157,661	$ 29,431	$ 14,269	22,500	$ 33,384	$ 1,523
Vice President of New	2004	$ 147,853	$ 37,132	$ 29,815	35,000	$ 87,510	$ 892
Market Development	2003	$ 142,573	$ 22,648	$ 59,144	15,000	$ 4,218	$ 1,516
Jeffrey E. Horn,	2005	$ 108,890	$ 30,505	$ 95,902	22,500	$ 33,384	$ 1,523
Vice President of North	2004	$ 108,890	$ 41,257	$ 65,439	—	$ 8,866	$ 1,434
American Sales	2003	$ 106,757	$ 21,499	$ 78,284	20,000	$ —	$ 1,674
Michael E. McGurk,	2005	$ 138,890	$ 42,579	$ —	22,500	$ 41,451	$ 1,120
Vice President of	2004	$ 129,082	$ 49,290	$ —	23,750	$ 97,448	$ 1,356
Technology Operations	2003	$ 123,103	$ 40,636	$ —	15,000	$ 8,397	$ 1,138
Frederic G. Tillman,	2005	$ 118,745	$ 40,569	$ —	22,500	$ 43,406	$ 1,600
Vice President of	2004	$ 118,745	$ 53,978	$ —	20,000	$ 17,972	$ 1,772
Technology Development	2003	$ 118,244	$ 27,269	$ —	15,000	$ 8,397	$ 1,232

(1) Other annual compensation consists of commissions paid on sales.

(2) Options granted during fiscal 2004 were awarded pursuant to an option exchange program.

(3) Amounts represent a Company match in common stock under the Company's 401(k) plan.

The table below provides information regarding option grants in the year ended July 31, 2005 to the persons named in the Summary Compensation Table.

Option/SAR Grants In Last Fiscal Year

Name	Number Of Securities Underlying Options/SARs Granted # (1)	Percent Of Total Options/SARs Granted To Employees In Fiscal Year (1)	Exercise Or Base Price ($/Share)	Expiration Date
Brian E. Dearing	50,000	10.5%	$1.35	10/12/14
Timothy Sherlock	22,500	4.7%	$1.35	10/12/14
John C. Bray	22,500	4.7%	$1.35	10/12/14
Jeffrey E. Horn	22,500	4.7%	$1.35	10/12/14
Michael E. McGurk	22,500	4.7%	$1.35	10/12/14
Frederic G. Tillman	22,500	4.7%	$1.35	10/12/14

(1) All options granted in the fiscal year were awarded with an exercise price equal to the fair market value of the Common Stock on the date of grant. The options vest in four equal annual increments commencing July 31, 2005. Under the terms of the Plan under which the options were granted, the Compensation Committee retains discretion to, among other things, accelerate the exercise of an option, modify the terms of outstanding options (including decreasing the exercise price), and permit the exercise price and tax withholding obligations related to exercise to be paid by delivery of already owned shares or by offset of the underlying shares.

The table below provides information regarding the exercises of stock options during fiscal 2005 and the value of stock options held at July 31, 2005 by the persons named in the Summary Compensation Table.

Aggregated Option/SAR Exercises
In Last Fiscal Year And Fiscal Year-End Option/SAR Values

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number Of Securities Underlying Unexercised Option/SARS At Fiscal Year End (#) Exercisable/Unexercisable	Value Of Unexercised In-The-Money Options At Fiscal Year End Exercisable/Unexercisable (1)
Brian E. Dearing	10,000	$ 11,738	106,375 / 48,958	$ 100,740 / 76,557
Timothy Sherlock	—	$ —	45,625 / 41,250	$ 93,006 / 29,325
John C. Bray	—	$ —	104,625 / 29,375	$ 136,613 / 44,725
Jeffrey E. Horn	5,000	$ 11,750	35,625 / 21,875	$ 50,131 / 37,069
Michael E. McGurk	—	$ —	86,688 / 26,563	$ 119,342 / 41,252
Frederic G. Tillman	—	$ —	71,875 / 25,625	$ 121,919 / 40,094

(1) For valuation purposes, a July 29, 2005 market price of $2.80 was used.

The table below provides information regarding long-term incentive plan awards in fiscal 2005 to the persons named in the Summary Compensation Table.

Long-Term Incentive Plan Awards

Name	Number of Units	Period Until Payment	Estimated Future Payouts Under Non-Stock Price-Based Plans		
			Threshold	**Target**	**Maximum**
Brian E. Dearing	(1)	(2)	$ 40,226	$ 53,635	$107,270
Timothy Sherlock	(1)	(2)	$ 23,164	$ 30,886	$ 61,771
John C. Bray	(1)	(2)	$ 16,253	$ 21,671	$ 43,342
Jeffrey E. Horn	(1)	(2)	$ 16,847	$ 22,462	$ 44,925
Michael E. McGurk	(1)	(2)	$ 23,515	$ 31,353	$ 62,706
Frederic G. Tillman	(1)	(2)	$ 22,405	$ 29,873	$ 59,746

(1) Consists of contingent, deferred cash and stock awards.

(2) Consists of three consecutive one year performance periods commencing with fiscal 2006. The amount of the payout is adjusted on a sliding scale based upon the extent to which the Company's revenue plan is achieved for each of the three years, ranging from a floor of 75% of the target award if the Company's revenue plan is not met to a cap of 200% of the target award if revenue equals or exceeds 150% of plan. The award is paid in three annual installments following fiscal years 2006, 2007 and 2008, provided the participant is then employed by the Company.

Targets for fiscal 2006 will equal the fiscal 2006 bonuses earned, up to 40% of the target bonuses, adjusted upward if the Company overachieves its fiscal 2006 net income objective. Payouts will be adjusted as noted above based on the Company's revenue during fiscal years 2007, 2008 and 2009 and paid in installments following each of those fiscal years, provided the employee is then employed by the Company. One-half of the threshold amount will be paid in ARI stock, valued at the time of payment, and the remainder paid in cash.

The Company has entered into Change of Control Agreements ("Change of Control Agreements") with each of its executive officers. The Change of Control Agreements are intended to reduce the incentive for officers not to support a transaction that is beneficial to shareholders for fear that their employment would be terminated, retain the services of these officers and provide for continuity of management in the event of any "Change of Control," as defined below. These Change of Control Agreements provide that each officer shall receive severance benefits equal to two times the sum of salary and targeted bonuses and medical and dental plan continuation for two years if, within two years following a "Change of Control," as defined below, the officer's employment is terminated without cause. For this purpose, "without cause" is defined to include: (i) a significant reduction in the executive's compensation, duties, title or reporting responsibilities; (ii) a change in the executive's job location; or (iii) the termination by the officer of his employment for certain enumerated reasons. In addition, the officer will receive a prorated portion of the officer's average annual bonus for the preceding three fiscal years. If the officer leaves ARI for any other reason, within two years following a Change of Control, the officer will receive a prorated portion of the officer's average annual bonus for the preceding three fiscal years. The officer is under no obligation to mitigate amounts payable under the Change of Control Agreements. In addition, upon a Change of Control, all stock options and similar awards become immediately vested and all deferred compensation becomes payable.

For purposes of the Change of Control Agreements, a "Change of Control" means any of the following events: the acquisition (other than from ARI) by any individual, entity or group, subject to certain exceptions, of beneficial ownership, directly or indirectly, of 50% or more of the combined voting power of ARI's then outstanding voting securities; (ii) a merger, consolidation, share exchange, or sale or disposition of substantially all of the assets of the Company; or (iii) approval by the Company's shareholders of a complete liquidation or dissolution of the Company.

CERTAIN TRANSACTIONS

Only January 3, 2005, the Company entered into a consulting agreement with Ascent Partners, Inc. Under the agreement, Ascent provides consulting services at a rate of $300 per hour, plus reimbursement for modeling expenses of approximately $5,000. During fiscal 2005, Ascent was paid approximately $45,200 under the agreement. Mr. Feierstein, a director of the Company, is a partner of Ascent.

Briggs & Stratton Corporation ("Briggs") is one of the Company's customers and owns more than 5% of the Company's stock. Briggs has entered into customer contracts with the Company in the ordinary course business. Generally, the contracts are for one year and renew annually unless either party elects otherwise. The Company invoiced Briggs approximately $610,000 for products and services provided during fiscal 2005.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon its review of Forms 3, 4 and 5 and amendments thereto furnished to the Company pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, all of such forms were filed on a timely basis by reporting persons during fiscal 2005, except as follows: During fiscal 2005, Mr. Bridge's broker mistakenly sold 170 shares of stock without authorization. Mr. Bridge subsequently repurchased 170 shares at a higher price. The two Forms 4 related to these transactions were late because the forms were filed more than two business days after the transactions had occurred.

RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee has appointed Wipfli LLP to serve as the Company's independent accountant to audit the books and accounts of the Company and its subsidiaries for the fiscal year ending July 31, 2006. The Board of Directors has recommended that shareholders ratify this appointment. It is intended that the shares represented by the proxy will be voted (unless the proxy indicates to the contrary) for ratification of the appointment. Wipfli LLP also served as the Company's independent accountant for the fiscal year ended July 31, 2005. A representative of Wipfli LLP is expected to be present at the meeting with the opportunity to make a statement if he or she desires to do so, and is expected to be available to respond to appropriate questions.

Auditor's Fees

Fees for professional services provided by our independent auditors in each of the last two fiscal years, in each of the following categories, were as follows:

	2005	2004
Audit Fees	$ 102,500	$ 89,708
Audit Related Fees	$ 10,766	$ –
Tax Fees	$ 6,497	$ 6,401
All Other Fees	$ 450	$ 1,460
Total Fees	$ 120,213	$ 97,569

Tax services rendered by our independent auditors included consultations on state sales and use tax. Audit related fees included consultations related to Sarbanes Oxley 404. All other services rendered by our independent auditors in fiscal 2005 included consultations on accounting matters regarding the Securities and Exchange Commission.

The audit committee pre-approves all audit and allowable non-audit services provided by the independent auditors, unless such pre-approval is waived in accordance with Item 2-01(c)(7)(i)(C) of Regulation S-X. These services may include audit services, audit-related services, tax services and other services. The audit committee has delegated the authority to grant pre-approval of auditing or allowable non-audit services to the chairman of the audit committee. Each pre-approval decision pursuant to this delegation is to be presented to the full audit committee at its next scheduled meeting.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information about shares of the Company's Common Stock outstanding and available for issuance under the Company's existing equity compensation plans, the 1991 Incentive Stock Option Plan, the 1993 Director Stock Option Plan, the 2000 Employee Stock Purchase Plan and the 2000 Stock Option Plan. The table details securities authorized for issuance under the Company's equity compensation plans as of July 31, 2005. The table below does not include stock option grants, exercises or cancellations since July 31, 2005 and, in accordance with SEC rules, excludes information concerning the Company's 401(k) plan. The Company has discontinued granting options under the 1991 Incentive Stock Option Plan and 1993 Director Stock Option Plan, although options are outstanding under those plans.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	1,632,842	$ 1.31	168,753
Equity compensation plans not approved by security holders (1)	24,675	N/A	N/A
Total	1,657,517		168,753

(1) Represents estimated number of shares to be issued pursuant to long-term incentive plan awards described above, based on an assumed value of $2.31 per share (the October 21, 2005 closing stock price).

OTHER MATTERS

Other Proposed Action

The Board of Directors of the Company knows of no other matters which may come before the meeting. However, if any matters other than those referred to above should properly come before the meeting, the persons named in the enclosed proxy will vote such proxy in accordance with their discretion.

Shareholder Proposals

All proposals of shareholders intended to be presented at the Company's 2006 Annual Meeting must be received by the Company at its executive offices on or before September 9, 2006, in order to be presented at the meeting (and must otherwise be in accordance with the requirements of the Bylaws of the Company) and must be received by July 12, 2006 to be considered for inclusion in the proxy statement for that meeting.

Costs of Solicitation

The expenses of printing and mailing proxy materials, including reasonable expenses involved in forwarding materials to beneficial owners of Common Stock, will be borne by the Company. In addition, directors, officers or employees of the Company may solicit the return of proxies from certain shareholders by telephone, e-mail, facsimile or personal solicitation.

SHAREHOLDERS MAY OBTAIN A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AT NO COST BY WRITING TO THE INVESTOR RELATIONS DEPARTMENT, ARI NETWORK SERVICES, INC., 11425 WEST LAKE PARK DRIVE, SUITE 900, MILWAUKEE, WISCONSIN 53224.

BY ORDER OF THE BOARD OF DIRECTORS

Timothy Sherlock, Secretary
November 9, 2005

REPORT OF THE AUDIT COMMITTEE

The primary responsibility of the Committee is to oversee the Company's financial reporting process on behalf of the Board of Directors and to report the results of its activities to the Board. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. A complete description of the Committee's duties is set forth in its charter, a copy of which is attached to this proxy statement.

In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under standards of the Public Company Oversight Board (United States). In addition, the Committee has discussed with the independent auditors the auditors' independence from management and the Company including matters in the written disclosures required by the Independence Standards Board and considered the compatibility of non-audit services with auditors' independence.

The Committee discussed with the Company's independent auditors the overall scope and plans for their audit. The Committee meets with the independent auditors, with and without management present, to discuss the results of their examination and their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting. The Committee held six meetings during fiscal 2005.

In reliance on the views and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-KSB for the year ended July 31, 2005 for filing with the Securities and Exchange Commission. The Committee has also approved the selection of the Company's independent auditors.

/s/Gordon J. Bridge
Gordon J. Bridge, Chairman of the Audit Committee

/s/Richard W. Weening
Richard W. Weening, Audit Committee Member

/s/William C. Mortimore
William C. Mortimore, Audit Committee Member

APPENDIX A

ARI NETWORK SERVICES, INC.
AUDIT COMMITTEE CHARTER

Effective as of October 21, 2005

I. Purpose

The Audit Committee shall assist the Board of Directors in fulfilling its responsibility to the shareholders, to the investment community and to governmental agencies relating to corporate accounting, financial reporting practices, and the quality and integrity of the financial reports of the Company. The primary responsibility of the Committee is to oversee the Company's financial reporting process on behalf of the Board of Directors and to report the results of its activities to the Board. It is not the responsibility of the Committee or any member of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management of the Company is responsible for preparing the Company's financial statements, and the independent public accountants are responsible for auditing the Company's financial statements.

II. Committee Composition

The Committee shall be composed of at least two members, comprised solely of "independent" directors who are "financially literate" at the time of their appointment to the Committee. A director is "independent" and "financially literate" if he or she meets the requirements set forth in the rules of the Nasdaq Stock Market and the SEC. In addition, no member of the Committee shall have participated in the preparation of the Company's financial statements during any of the past three years.

The members of the Committee shall be elected by the Board to hold such office until their successors shall be duly elected and qualified. Unless a Chairman is elected by the Board, the members of the Committee may designate a Chairman by majority vote of the full Committee membership.

III. Meetings and Reports

The Committee shall meet as frequently as the Committee deems necessary, but not less frequently than four times each year. Special Meetings of the Committee may be called at any time by any member thereof on not less than three days notice. The Committee shall report periodically to the Board of Directors regarding the Committee's activities, findings and recommendations.

The Committee may conduct its business and affairs at any time or location it deems appropriate. Attendance and participation in a meeting may take place by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Any action to be taken at any meeting of the Committee may be taken without a meeting, if all members of the Committee consent thereto in writing and such writing or writings are filed with the minutes of the Committee. All decisions of the Committee shall be determined by the affirmative vote of a majority of the members present.

ARI NETWORK SERVICES, INC.
AUDIT COMMITTEE RESPONSIBILITIES

	Responsibility	Audit Committee Meeting for: Q1	Q2	Q3	Q4	Other	Comments
A.	**Oversight of the Independent Auditors**						
1.	Appoint the independent public accountants to audit the books and records of the Company and approve audit engagement fees and terms.				X		Any changes in independent public accountants must be approved prior to proxy mailing.
2.	Obtain a formal written statement listing all relationships between the independent public accountants and the Company from the independent public accountants on an annual basis. Review and discuss with the independent public accountants any disclosed relationships or services that may impact the objectivity and independence of the independent public accountants and review the actions taken to ensure the independent public accountants' independence.				X		
3.	Receive the written disclosures and confirmation from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as may be modified or supplemented from time to time, discuss with the independent auditors the independent auditors' independence, including engaging in a dialog with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors, and take appropriate action in response to the independent auditors' report to satisfy itself of the independent auditors' independence.				X		
4.	Monitor the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.				X		

			Audit Committee Meeting for:					
		Responsibility	Q1	Q2	Q3	Q4	Other	Comments
	5.	Review and approve hiring decisions by the Company involving any partner or employee of the independent public account who worked on the Company's account during the preceding three years. No audit engagement team member that participated in the audit of the Company within one year prior to the proposed date of hire may be hired by the Company as a senior executive.					X	As needed
B.	**Financial Statement and Disclosure Matters**							
	1.	Review with management and the independent public accountants the Company's audited financial statements to be included in the Company's Annual Report on Form 10-K.				X		Meet with the independent auditors both with and without Management present.
	2	Review with management and the independent public accountants the Company's quarterly operating results to be included in the Company's Quarterly Reports on Form 10-Q. The Chairman of the Committee may represent the entire Committee for purposes of this review.	X	X	X			
	3.	Review any disclosures made to the Committee by the Company's Chief Executive Officer and Chief Financial Officer regarding any significant deficiencies in the design or operation of the Company's disclosure controls and procedures.					X	As disclosures occur
	4.	As part of the review of the Company's Annual Report on Form 10-K, review and discuss with the independent public accountants (1) all critical accounting policies and practices used in the audited financial statements, (2) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors, and (3) other written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.				X		
	5.	Discuss with the independent auditors the matters required to be discussed by SAS 61 as may be modified or supplemented from time to time.				X		

		Audit Committee Meeting for:					
	Responsibility	**Q1**	**Q2**	**Q3**	**Q4**	**Other**	**Comments**
6.	Based on the review and discussions referred to in Sections IV.A.3, IV.B.1 and IV.B.5, make a recommendation to the Board of Directors regarding inclusion of the audited financial statements in the Company's Annual Report on Form 10-K filed each year.				X		
7.	Review any recommendations of the independent auditors resulting from the audit and monitor management's response in an effort to ensure that appropriate actions are taken.					X	Review initially at the Q4 meeting, establish actions at the Q1 meeting, monitor responses as needed.
8.	Review with the independent auditors any matter of significant disagreement between management and the independent auditors and any other problems or difficulties encountered during the course of the audit and management's response to such disagreements, problems or difficulties.				X		
9.	Review with management and the independent auditors (1) the Company's annual assessment of the effectiveness of its internal control over financial reporting, (2) the independent auditor's attestation and report about the Company's assessment and (3) any material weaknesses in the Company's internal control over financial reporting identified by management.				X		
C.	**Approval of Audit and Non-Audit Services**						
1.	Except as provided in (a) and (b) below, pre-approve all audit and permitted non-audit services to be provided by the Company's independent public accountants. The Company may, if it so chooses, designate pre-approval responsibilities to one or more members of the Committee and provide that the designated member must present his decision to the full Committee at the Committee's next meeting.					X	Written approval required prior to start of service.
(a)	Pre-approval of permitted non-audit services is not required if (1) the aggregate amount of all such non-audit services constitutes not more than 5% of the total amount of revenues paid by the Company to the independent public accountants during the fiscal year in which the non-audit services are provided, (2) such services were not recognized by the Company at the time of engagement to be non-audit services, and (3) such services are promptly brought to the attention of the Committee and approved by the Committee prior to the completion of the audit.						

			Audit Committee Meeting for:					
		Responsibility	**Q1**	**Q2**	**Q3**	**Q4**	**Other**	**Comments**
	(b)	The following are prohibited non-audit services which may not be performed by any independent public accountant for the Company: (1) bookkeeping or other services related to the accounting records or financial statements of the Company, (2) financial information systems design and implementation, (3) appraisal or valuation services, fairness opinions or contribution-in-kind reports, (4) actuarial services, (5) internal audit outsourcing services, (6) management functions or human resources, (7) broker or dealer, investment adviser, or investment banking services, (8) legal services and expert services unrelated to the audit, and (9) any other service that the Public Company Accounting Oversight Board determines, by regulation, is impermissible.						
D.	**Other**							
	1.	Review, periodically, the Company's protection of assets programs, including insurance.		X				
	2.	Establish, review and update as needed a Code of Business Conduct and Ethics for certain principal officers (Code) and ensure that management has established a system to enforce the Code.		X				
	3.	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.		X				
	4.	Review and approve any material transaction to which the Company is a party involving a conflict of interest with a director, executive officer or other affiliate of the Company.					X	As transactions occur
E.	**Committee Administration**							
	1.	Review and assess the adequacy of this Charter on at least an annual basis.			X			
	2.	Review and assess on an annual basis whether the Committee has satisfied its responsibilities during the prior year in compliance with this Charter.			X			
	3.	Direct and supervise an investigation into any matter the Committee deems necessary and appropriate.					X	As Committee deems necessary
	4.	In the course of fulfilling its duties, the Committee has the authority to retain its own independent legal, accounting and other advisors in its sole discretion. The Company shall provide for appropriate funding, as determined by the Committee, for payment of fees to any such advisors.					X	As Committee deems necessary
	5.	Take action in connection with such other powers and responsibilities as the Board of Directors may, from time to time, determine.					X	As the Board of Directors deems necessary

DIRECTORS

Gordon J. Bridge
President
CM IT Solutions

Brian E. Dearing
Chairman of the Board,
President and
Chief Executive Officer
ARI Network Services, Inc.

Ted C. Feierstein
President
Ascent Partners, Inc. and
Venture Partner
Prism Opportunity Fund

William C. Mortimore
Founder, Chairman and Chief Strategist
Merge Technologies Incorporated

Richard W. Weening, Jr.
President and CEO
Quaestus & Co., Inc.

OFFICERS

John C. Bray
Vice President,
Business Development

Brian E. Dearing
Chairman, President and
Chief Executive Officer,
and a Director

Jeffrey E. Horn
Vice President,
North American Sales

Michael E. McGurk
Vice President
Technology Operations

Timothy Sherlock
Vice President and
Chief Financial Officer

Frederic G. Tillman
Vice President,
Technology Development and Electronic
Publishing

AUDITORS

Wipfli, LLC
Milwaukee, Wisconsin
www.wipfli.com

TRANSFER AGENT

American Stock Transfer & Trust
Company
59 Maiden Lane,
New York, NY 10038
www.amstock.com

LEGAL COUNSEL

Godfrey & Kahn, S.C.
Milwaukee, WI
www.gklaw.com

CORPORATE INFORMATION

ANNUAL MEETING

Shareholders are invited to attend ARI Network Services, Inc. 2005 Annual Meeting at 9:00 a.m. on Thursday, December 8, 2005 at the Company's corporate headquarters, 11425 W. Lake Park Drive, Suite 900, Milwaukee, Wisconsin, 53224.

STOCK LISTING AND SYMBOL

ARI Network Services, Inc. common stock is traded on NASD OTCBB under the symbol ARIS.

FORM 10-Q REPORTS

Copies of the Company's quarterly Form 10-QSB reports (without exhibits) filed with the Securities and Exchange Commission are available to shareholders, without charge, by contacting the investor Relations Department at the Company's headquarters address or investor_relations@arinet.com.

ONLINE FINANCIAL INFORMATION

Press releases, including annual and quarterly financial releases, conference call notes and reconciliation of non-GAAP measures are available in the Company's website at http://www.arinet.com. Access to SEC filings is available through EDGAR Online (http://www.sec.gov).

INVESTOR INFORMATION

ARI Network Services news releases and other investor information are available on the Internet at http://www.arinet.com or by contacting the Investor Relations Department at the Company's headquarters address or investor_relations@arinet.com.

TRADEMARKS

TradeRoute® and PartSmart® are registered trademarks of ARI Network Services, Inc. EMPART*viewer*™, EMPART*publisher*™, EMPART*web*™, EMPART*web*-ASP™, WebsiteSmart™, ARI MailSmart™, ServiceSmart™, ARI WarrantySmart™, eMailSmart™, WeatherSmart™ and SeasonSmart™ are trademarks of ARI Network Services, Inc. All other corporate names are trademarks or registered trademarks of their respective companies.


ARI

Headquarters
11425 West Lake Park Drive,
Suite 900
Milwaukee, WI 53224
Phone: +1 414.973.4300
Fax: +1 414.973.4357
www.arinet.com
Email: info@arinet.com

Virginia Office
3356 Ironbound Road, #301
Williamsburg, VA 23188
Phone: +1 757.220.8771
Fax: +1 757.220.5741

Colorado Office
102 North Cascade Avenue
Suite 600
Colorado Springs, CO 80903
Phone: +1 719.444.8611
Fax: +1 719.444.8408

ARI Europe B.V.
Raoul Wallenbergplein 1
2405 CZ Alphen Aan den Rijn
The Netherlands
+31 172 449060
Fax: +31 172 449191
Email: sales@arinet.nl
www.arinet.nl